Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262722

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated September 12, 2022

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 14, 2022)

Crestwood Equity Partners LP

11,400,000 Common Units

Representing Limited Partner Interests

The selling unitholders identified in this prospectus supplement are offering 11,400,000 common units (“the common units”) representing limited partner interests in Crestwood Equity Partners LP. We will not receive any proceeds from the sale of the common units by the selling unitholders.

Our common units are traded on the NYSE under the symbol “CEQP.” The last reported sale price of our common units on September 9, 2022 was $28.13 per common unit.

Subject to the completion of the offering, we intend to concurrently repurchase directly from OMS Holdings LLC, one of the selling unitholders, up to an aggregate of $125 million of common units from such selling unitholder in a private transaction (the “Unit Repurchase”), concurrently with the closing of this offering. The price per common unit to be paid by us will equal the price at which the common units will be sold to the public in this offering. This offering is not conditioned upon the completion of the Unit Repurchase. However, the closing of the Unit Repurchase is conditioned upon the closing of this offering and therefore there can be no assurance that the Unit Repurchase will be completed.

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” on page S-7 of this prospectus supplement and on page 6 of the accompanying base prospectus before you make an investment in our securities.

The underwriter has agreed to purchase the common units from the selling unitholders at a price of $         per common unit, subject to the terms and conditions in the underwriting agreement among the underwriter, the selling unitholders and us. The underwriter proposes to offer the common units from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices, subject to the underwriter’s right to reject any order in whole or in part. See “Underwriting.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

Delivery of our common units is expected to be made on or about September     , 2022 through the book-entry facilities of the Depository Trust Company.

Citigroup

Prospectus Supplement dated September                , 2022

Prospectus

GUIDE TO READING THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units and adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into the accompanying base prospectus. The second part is the accompanying base prospectus, which provides more general information about the common units. Generally, when we refer only to the “prospectus,” we are referring to both this prospectus supplement and the accompanying base prospectus combined.

This prospectus supplement and the accompanying base prospectus are part of an automatic registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. This prospectus supplement and the accompanying base prospectus, which form a

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part of the registration statement, do not contain all of the information set forth in the registration statement. For further information with respect to us and our common units, reference is made to the registration statement, including the exhibits thereto and the documents incorporated by reference therein. Statements contained in this prospectus supplement and the accompanying base prospectus as to the contents of any contract or other document referred to herein and therein are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.” You should read both this prospectus supplement and the accompanying base prospectus, together with such additional information and any documents incorporated by reference herein and therein as described in the accompanying prospectus under the heading “Incorporation by Reference,” in their entirety before making an investment decision.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Please read “Incorporation by Reference” on page S-20 of this prospectus supplement.

Neither we, the selling unitholders nor the underwriter has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectuses prepared by us or on our behalf relating to this offering of common units. If anyone provides you with different or inconsistent information, you should not rely on it. None of the Partnership, the selling unitholders or the underwriter take responsibility for, and can provide assurance as to the reliability of, any other information that others may give you. The selling unitholders are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any free writing prospectus is accurate as of any date other than the dates on the front of these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations or prospects may have changed since such dates. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus supplement or the accompanying base prospectus—the statement in the document having the later date modifies or supersedes the earlier statement. If any information varies between this prospectus supplement and the accompanying base prospectus, you should rely on this prospectus supplement.

Please read “Information Regarding Forward-Looking Statements” on page S-21 of this prospectus supplement.

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SUMMARY

This summary highlights the information contained elsewhere in this prospectus supplement and the accompanying base prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should read the entire prospectus supplement, the accompanying base prospectus, the documents incorporated herein by reference and the other documents to which we refer for a more complete understanding of this offering. You should read “Risk Factors” on page S-7 of this prospectus supplement and on page 6 of the accompanying base prospectus for more information about important risks that you should consider carefully before buying our common units. You should also read “Information Regarding Forward-Looking Statements.” References in this prospectus supplement to “we,” “us,” “our” and the “Partnership” refer to either Crestwood Equity Partners LP itself or Crestwood Equity Partners LP and its consolidated subsidiaries, as the context requires.

Crestwood Equity Partners LP

Overview

We are a growth-oriented Delaware limited partnership that develops, acquires, owns or controls, and operates primarily fee-based assets and operations within the energy midstream sector. Headquartered in Houston, Texas, we provide broad-ranging infrastructure solutions across the value chain to service premier liquids-rich natural gas and crude oil shale plays across the United States. We own and operate a diversified portfolio of natural gas liquids (“NGLs”), crude oil, natural gas and produced water gathering, processing, storage, disposal and transportation assets that connect fundamental energy supply with energy demand across the United States. Our primary business objective is to maximize the value of Crestwood for our unitholders. Our common units representing limited partner interests are listed on the NYSE under the symbol “CEQP” and our preferred units representing limited partner interests are listed on the NYSE under the symbol “CEQP-P.”

We are a holding company. All of our consolidated operating assets are owned by or through our wholly-owned subsidiary, Crestwood Midstream Partners LP, a Delaware limited partnership (“CMLP”). In addition, we have equity investments in joint ventures through which we operate certain of their respective assets.

Our Business

We provide broad-ranging services to customers across the crude oil, NGL and natural gas sector of the energy value chain. Our midstream infrastructure is geographically located in or near significant supply basins, especially developed and emerging crude oil and liquids-rich natural gas shale plays, across the United States.

We operate our business through the following three business segments:

•	Gathering and Processing North. Our gathering and processing north operations provide natural gas, crude oil and produced water gathering, compression, treating, processing and disposal services to producers in the Williston Basin and Powder River Basin. As of June 30, 2022, as adjusted for the Oasis Merger (as defined below), our gathering and processing north segment’s operating assets consist of: (i) natural gas facilities with approximately 0.6 Bcf/d of gathering capacity and approximately 0.8 Bcf/d of processing capacity; (ii) crude oil facilities with approximately 225,000 Bbls/d of gathering capacity and 506,000 Bbls of storage capacity; and (iii) produced water facilities with approximately 383,000 Bbls/d of gathering and disposal capacity.

•

Gathering and Processing South. Our gathering and processing south operations provide natural gas gathering, compression, treating and processing services, and produced water gathering and disposal services to producers in the Marcellus and Delaware Basins. As of June 30, 2022, as adjusted for the Oasis Merger, Sendero Acquisition, CPJV Contribution and Barnett Divestiture (each as defined below), our gathering and processing south segment’s operating assets consist of: (i) natural gas facilities with approximately 1.9 Bcf/d of gathering capacity and approximately 0.6 Bcf/d of processing capacity; (ii) crude oil facilities with 95,000 Bbls/d of gathering capacity; and (iii) produced water facilities with approximately 165,000 Bbls/d of gathering and disposal capacity.

•	Storage and Logistics. Our storage and logistics operations provide NGLs, crude oil and natural gas storage, terminal, marketing and transportation (including rail, truck and pipeline) services to producers, refiners, marketers, utilities and other customers.

Recent Acquisitions and Dispositions

Oasis Midstream Merger

On February 1, 2022, we acquired Oasis Midstream Partners LP (“Oasis Midstream”) in an equity and cash transaction valued at approximately $1.8 billion (the “Oasis Merger”). Pursuant to the merger agreement, a predecessor of the selling unitholders’ indirect parent, Oasis Petroleum Inc. (n/k/a Chord Energy Corporation but referred to herein as “Oasis Petroleum”) received $150 million in cash plus approximately 21.0 million newly issued common units in exchange for its 33.8 million common units held in Oasis Midstream. Oasis Midstream’s public unitholders received approximately 12.9 million newly issued common units in exchange for the approximately 14.8 million Oasis Midstream common units held by them. Additionally, under the merger agreement, Oasis Petroleum received a $10 million cash payment for its ownership of the general partner of Oasis Midstream.

Through our acquisition of Oasis Midstream, we acquired a diversified portfolio of midstream assets in the heart of the Williston and Delaware Basins. They provide midstream services for natural gas (gathering, compression, processing and gas lift supply), crude oil (gathering, terminalling and transportation) and water services (gathering and disposal of produced and flowback water and freshwater distribution) to customers in the Williston and Delaware Basins through the following assets:

•	550 drilling locations;

•	385,000 dedicated acres in the Williston Basin;

•	615 miles of pipeline;

•	280 MMcfd of gas processing capacity;

•	250 MMcfd of gas gathering capacity;

•	170 MBpd of crude gathering capacity; and

•	343 MBpd of produced water gathering capacity.

The system in North Dakota is underpinned by Oasis Petroleum’s acreage dedications pursuant to several long-term, fee-based contractual arrangements for midstream services, including (i) natural gas gathering, compression, processing and gas lift supply services; (ii) crude oil gathering, terminalling and transportation services; (iii) produced and flowback water gathering and disposal services; and (iv) freshwater distribution services. These contracts were assigned to us upon completion of the merger.

This transaction further solidified our competitive position in the Williston Basin, and expanded our relationship with Oasis Petroleum. Oasis Midstream’s Wild Basin gathering and processing assets are highly complementary with our Arrow gathering system and Bear Den processing facility, providing for immediate opportunities to drive cost savings and commercial synergies and better utilization of available gas processing capacity.

Immediately following the consummation of our acquisition of Oasis Midstream, Oasis Midstream merged with and into CMLP, with CMLP surviving the merger as the surviving partnership. In connection therewith, as the surviving partnership, (i) CMLP assumed all of Oasis Midstream’s obligations under its 8.00% Senior Notes due 2029 and (ii) certain of CMLP’s subsidiaries became guarantors thereof. On July 1, 2022, Oasis Petroleum completed a “merger of equals” with Whiting Petroleum Corporation and changed its name to “Chord Energy Corporation.”

Acquisition of Sendero Midstream Partners LP

On May 25, 2022, CMLP entered into a purchase agreement with certain affiliates of Energy Capital Partners III, LP, to acquire Sendero Midstream Partners LP (“Sendero Midstream”) for $600 million in cash, which was financed with proceeds from the Barnett Divestiture and borrowings under CMLP’s revolving credit facility (the “Sendero Acquisition”). The Sendero Midstream assets, located in Eddy County, New Mexico, are comprised of 350 MMcf/d of processing capacity, approximately 140 miles of natural gas gathering lines and more than 53,000 horsepower of field gathering compression. The acquisition of Sendero Midstream added more than 75,000 dedicated acres with over 1,200 tier 1 drilling locations, long-term fixed-fee contracts and a diverse and active set of private and public producer customers. On July 11, 2022, we completed the Sendero Acquisition.

Acquisition of First Reserve’s Crestwood Permian JV Interest

On May 25, 2022, we entered into a contribution agreement with FR XIII Crestwood Permian Basin Holdings LLC (“First Reserve”) to acquire First Reserve’s 50% equity interest in Crestwood Permian Basin Holdings LLC (“CPJV”) for 11,275,546 CEQP common units (the “CPJV Contribution”). As part of the valuation and a condition to closing the transaction, First Reserve funded an incremental $75 million into CPJV. This acquisition simplified our corporate structure by eliminating one of the joint ventures in our asset portfolio. On July 11, 2022, we completed the CPJV Contribution. We subsequently effected a series of internal contributions such that the 50% equity interest in CPJV that we acquired from First Reserve in the CPJV Contribution was ultimately contributed to a wholly-owned subsidiary of CMLP.

Sale of Non-Core Barnett Shale Assets

On May 19, 2022, CMLP entered into a definitive agreement to divest its legacy, non-core Barnett Shale assets to EnLink Midstream LLC (NYSE: ENLC), a subsidiary of EnLink Midstream Operating, LP, for $275 million in cash (the “Barnett Divestiture”). The Barnett Divestiture included the Alliance system, the Lake Arlington system, and the Cowtown system, representing a full exit from the Barnett Shale. On July 1, 2022, we completed the Barnett Divestiture and used the proceeds therefrom to fund a portion of the cash consideration for the Sendero Midstream acquisition.

Recent Developments

Marcellus Divestiture

On September 9, 2022, Crestwood Marcellus Midstream LLC, a wholly-owned subsidiary of CMLP, entered into a definitive agreement to divest its legacy, non-core Marcellus Shale assets to Antero Midstream LLC, a subsidiary of Antero Midstream Corporation, for approximately $205 million in cash (the “Marcellus Divestiture”). The Marcellus Divestiture includes the gathering and compression system serving Antero Resources in Harrison and Doddridge counties, West Virginia, representing a full exit from the Marcellus Shale. The Marcellus Divestiture is expected to close in the fourth quarter and is subject to customary closing conditions. However, there can be no assurance that the Marcellus Divestiture will be completed on a timely basis or at all.

Carbon Management

One of the core initiatives related to our approach to ESG surrounds our focus on maintaining our carbon management practices including the intensity of our greenhouse gas (“GHG”) emissions in order to reduce climate-related risk to our business.

In January 2022, we published our first carbon management plan (“CMP”), which outlines near-term emissions reduction and management activities that we intend to implement over the next three years. The CMP includes several core objectives, including (i) reducing emissions intensity of our assets; (ii) evaluating opportunities to reduce Scope 2 GHG emissions while managing our operations’ energy efficiency; (iii) enhancing our process by which we manage GHG emissions; (iv) piloting methane emission monitoring devices at certain of our facilities; (v) participating in the development of responsibly sourced gas standards for the midstream sector; (vi) investing in technology to better inventory and calculate emissions data and integrating the technology into our operations; and (vii) participating in and providing leadership to trade associations focused on climate-related risks. We currently believe that our carbon management efforts will help to mitigate the potential impact that emissions may have on our capital expenditures or results of operations in the future, although we currently anticipate that these efforts will not have a material impact on our capital expenditures or results of operations in 2022.

Unit Repurchase

Pursuant to a privately negotiated agreement, and subject to the completion of the offering, we intend to concurrently repurchase directly from OMS Holdings LLC, one of the selling unitholders, up to an aggregate of $125 million of common units (the “Unit Repurchase”). The price per common unit to be paid by us will equal the price at which the common units will be sold to the public in this offering. This offering is not conditioned upon the completion of the Unit Repurchase. However, the closing of the Unit Repurchase will be conditioned upon the closing of this offering and therefore there can be no assurance that the Unit Repurchase will be completed. We intend to fund the Unit Repurchase with cash on hand and borrowings under CMLP’s revolving credit facility.

Ownership Structure

The diagram below reflects a simplified version of our ownership structure as of September 9, 2022:

Our Principal Executive Offices

Our principal executive office is located at 811 Main Street, Suite 3400, Houston, Texas 77002, and our telephone number is (832) 519-2200. Our website address is www.crestwoodlp.com. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus supplement or the registration statement of which this prospectus supplement forms a part and does not constitute a part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part unless specifically so designated and filed with the SEC.

THE OFFERING

Common units offered by the selling unitholders	11,400,000 common units.

Use of proceeds	The selling unitholders will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of the common units in this offering. We will, however, bear all reasonable out-of-pocket costs, fees and expenses related to the offering (other than underwriting discounts and commissions, brokerage fees and legal fees incurred by the selling unitholders). Please read “Use of Proceeds” and “Selling Unitholders.”

Concurrent Unit Repurchase	Subject to the completion of the offering, we intend to concurrently repurchase directly from OMS Holdings LLC, one of the selling unitholders, up to an aggregate of $125 million of common units. The price per common unit to be paid by us will equal the price at which the common units will be sold to the public in this offering. This offering is not conditioned upon the completion of the Unit Repurchase. However, the closing of the Unit Repurchase will be conditioned upon the closing of this offering and therefore there can be no assurance that the Unit Repurchase will be completed.

Common units outstanding after this offering and the Unit Repurchase(1)	common units, assuming the Unit Repurchase is completed and the retirement of the maximum number of common units subject to the Unit Repurchase.

Common units held by the selling unitholders after this offering and the Unit Repurchase	common units, assuming the Unit Repurchase is completed for the maximum number of common units subject thereto.

Exchange listing	Our common units are listed on the NYSE under the symbol “CEQP.” Our preferred units are listed on the NYSE under the symbol “CEQP-P.”

Material U.S. federal income tax consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read the sections titled “Material U.S. Federal Income Tax Consequences” in this prospectus supplement and in the accompanying base prospectus.

Risk factors	An investment in our common units involves a high degree of risk. Please read the sections titled “Risk Factors” in this prospectus supplement, in the accompanying base prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying base prospectus.

(1)	The number of common units outstanding after this offering is based on 109,254,933 common units outstanding as of September 9, 2022 and excludes common units issuable upon exercise of outstanding options or vesting and settlement of equity awards and common units reserved for future issuance under any employee incentive plan or arrangement.

RISK FACTORS

An investment in our common units involves a high degree of risk. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus supplement and the accompanying base prospectus, including those risk factors described in our Quarterly Reports on Form 10-Q for the three months ended March 31, 2022 and June 30, 2022 and our Annual Report on Form 10-K for the year ended December 31, 2021 and any subsequently filed document pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in evaluating an investment in our common units. Our business could also be affected by additional risks not currently known to us or that we currently deem to be immaterial. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment. Please also read “Information Regarding Forward-Looking Statements.”

This offering is not conditioned on the closing of the Unit Purchase, so the fully diluted ownership of our common units may not give effect to the Unit Purchase if it is not consummated.

This offering is not conditioned upon the closing of the Unit Purchase. If we do not consummate the Unit Purchase, your relative ownership percentage in us will be less than it would be if we complete the Unit Repurchase.

The underwriter may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common units.

We have entered into a lock-up agreement with respect to our common units, pursuant to which we are subject to certain issuance and sale restrictions for a period of 60 days following the date of the underwriting agreement. In addition, all of our directors, executive officers and the selling unitholders have entered into lock-up agreements with respect to their common units, pursuant to which they are subject to certain issuance and sale restrictions for a period of 60 days following the date of the underwriting agreement.

Please see “Underwriting — Lock-Up Agreements” for a detailed description of these restrictions and certain exceptions to them.

The selling unitholders may sell a large number of common units, which could adversely affect the trading price of our common units.

The selling unitholders identified in this prospectus supplement are offering 11,400,000 common units and, subject to the completion of the offering, we intend to concurrently repurchase directly from one of the selling unitholders up to an aggregate of $125 million of common units, which are beneficially owned thereby. As of September 9, 2022, the aggregate amount of common units offered by the selling unitholders hereunder and subject to the Unit Repurchase represented approximately     % of our outstanding common units. In connection with this offering, the underwriter has entered into an agreement with each of the selling unitholders which, as a result of completing this offering and assuming completion of the Unit Repurchase, would subject      of the common units held by the selling unitholders to a 60-day “lock-up” period commencing on September 12, 2022. Despite such lock-up provisions, the resale of all or a substantial portion of these common units in the public market, or the perception that these sales might occur, could cause the market price of our common units to decrease and may make it more difficult for us to sell common units in the future at a time and upon terms that we deem appropriate.

USE OF PROCEEDS

We will not receive any proceeds from the selling unitholders’ sale of the common units described in this prospectus supplement and the accompanying base prospectus. Any common units offered by the selling unitholders pursuant to this prospectus supplement and the accompanying base prospectus will be sold by the selling unitholders for their own account, and as such they will receive all of the net proceeds from the sale of these common units. See “Selling Unitholders.”

Pursuant to that certain Registration Rights Agreement, dated as of February 1, 2022, we will bear all reasonable out-of-pocket costs, fees and expenses in connection with the selling unitholders’ resale of the common units to be sold pursuant to this prospectus supplement, except for any underwriting discount, brokerage fees and legal fees incurred by the selling unitholders.

SELLING UNITHOLDERS

The following table sets forth (i) the name of the selling unitholders, (ii) the number of common units beneficially owned by the selling unitholders, (iii) the number of common units to be offered by the selling unitholders pursuant to this prospectus supplement and (iv) the number of common units beneficially owned by the selling unitholders assuming all of the common units offered by the selling unitholders are sold in this offering and assuming concurrent completion of the Unit Repurchase. The percentage of common units beneficially owned is based on 109,254,933 common units outstanding as of September 9, 2022, and, where appropriate, after giving effect to the retirement of the maximum number of common units subject to the Unit Repurchase.

We have prepared the table and the related notes based on information supplied to us by the selling unitholders on or prior to September 9, 2022. We have not sought to verify such information.

Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Common units subject to currently exercisable and convertible securities currently convertible, or exercisable or convertible within 60 days after the date of this prospectus supplement, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity. For further information regarding the beneficial ownership of our common units and a description of the other material relationships between us and the selling unitholders, see our Definitive Proxy Statement on Schedule 14A filed on March 30, 2022, including the information set forth under “Beneficial Ownership of Shares” and “Board and Governance Structure.” Unless otherwise noted, the mailing address of each listed beneficial owner is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

	Common Units Beneficially Owned Prior to this Offering	Number of Common Units Offered Hereby	Common Units Beneficially Owned After this Offering(2)	Percentage of Class Beneficially Owned(3)
Selling unitholders				Before Offering	After Offering(1)(4)
OMS Holdings LLC(1)	11,769,668	2,184,000		10.8%		%
Oasis Investment Holdings LLC(1)	9,216,000	9,216,000	—	8.4%	—

(1)	OMS Holdings LLC (“OMS Holdings”) directly holds 11,769,668 common units, and Oasis Investment Holdings LLC (“OIH”) directly holds 9,216,000 common units. OMS Holdings is the managing member of and owns an 87.3% membership interest in OIH. Oasis Petroleum North America LLC (“OPNA”) owns the remaining 12.7% membership interest in OIH. Oasis Petroleum LLC (“Oasis LLC”) directly owns 100% of the outstanding membership interests in each of OMS Holdings and OPNA, and Chord Energy Corporation (f/k/a Oasis Petroleum Inc.) directly owns 100% of the outstanding membership interests in Oasis LLC. Accordingly, Oasis LLC and Chord Energy Corporation may be deemed to be indirect beneficial owners of the securities held by OIH and OMS Holdings.
(2)	Represents the number of common units that will be beneficially owned by the selling unitholders after completion of this offering based on the assumptions that: (a) all common units offered by the selling unitholders are sold in this offering; (b) all common units offered by OMS Holdings LLC, one of the selling unitholders, are sold in the Unit Repurchase; and (c) no other common units will be acquired prior to completion of this offering by the selling unitholders. The selling unitholders may sell all, some or none of the common units offered pursuant to this prospectus supplement and may sell other common units that it may own pursuant to another registration statement under the Securities Act or sell some or all of its common units pursuant to an exemption from the registration requirements of the Securities Act, including under Rule 144 promulgated thereunder or any successor rule. To our knowledge, except as disclosed herein, there are currently no agreements, arrangements or understandings with respect to the sale of any of the common units that may be held by the selling unitholders after completion of this offering or otherwise.
(3)	Based on 109,254,933 common units outstanding as of September 9, 2022.
(4)	Assumes the Unit Repurchase is consummated and the retirement of the maximum number of common units subject to the Unit Repurchase.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This discussion (i) amends a portion of the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying base prospectus as noted below, (ii) is limited as described in that discussion, and (iii) should be read in conjunction therewith. Additionally, this discussion should be read in conjunction with the risk factors included under the caption “Risks Related to our Tax Matters” in our Annual Report on Form 10-K for the year ended December 31, 2021, and any tax-related risk factors included in any of our Quarterly Reports on Forms 10-Q filed after such Annual Report. We encourage each prospective unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to such unitholder resulting from ownership or disposition of our common units and potential changes in applicable tax laws.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was enacted into law. Among other changes to the Internal Revenue Code of 1986, as amended (the “Code”), the IRA amended certain provisions of the Code with respect to the loss limitations applicable to “excess business losses.” Prior to the enactment of the IRA, the excess business loss limitation provisions of the Code applied to taxpayers other than corporations for taxable years beginning after December 31, 2020, and before January 1, 2027. The IRA extended the application of these excess business loss provisions to taxable years beginning before January 1, 2029.

Accordingly, the fourth paragraph under the heading “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses” in the accompanying base prospectus is hereby deleted in its entirety and replaced with the following:

“For taxpayers other than corporations in taxable years beginning after December 31, 2020, and before January 1, 2029, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000 or $500,000 (increased by the applicable inflation adjustment) for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following tax year. Any losses we generate that are allocated to a unitholder and not otherwise limited by the basis, at risk, or passive loss limitations will be included in the determination of such unitholder’s aggregate trade or business deductions. Consequently, any losses we generate that are not otherwise limited will only be available to offset a unitholder’s other trade or business income plus an amount of non-trade or business income equal to the applicable threshold amount. Thus, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset a unitholder’s non-trade or business income (such as salaries, fees, interest, dividends and capital gains). This excess business loss limitation will be applied after the passive activity loss limitation.”

UNDERWRITING

Citigroup Global Markets Inc. is acting as the sole underwriter of the offering. Subject to the terms and conditions set forth in an underwriting agreement among the underwriter, the selling unitholders and the Partnership, the selling unitholders have agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling unitholders, 11,400,000 common units at a price of $             per common unit.

Subject to the terms and conditions set forth in the underwriting agreement, the underwriter is obligated to purchase all of the common units sold under the underwriting agreement if any of the common units are purchased.

The underwriter proposes to offer the common units from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by the underwriter and subject to its right to reject any order in whole or in part. In connection with the sale of the common units offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling the common units to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of common units for whom they may act as agents or to whom they may sell as principals.

The underwriter is offering the common units, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

The aggregate maximum compensation the underwriter will receive in connection with the sale of common units under this prospectus supplement will not exceed 10% of the gross proceeds from the sale.

The underwriter has informed us that it does not expect sales to accounts over which it has discretionary authority to exceed 5% of the common units being offered hereby.

No Sales of Similar Securities

We, certain entities, the selling unitholder and certain of our executive officers and directors are expected to enter into lock-up agreements with the underwriter. Under the lock-up agreements, subject to certain exceptions (including the Unit Purchase), we and each of these persons may not, without the prior written approval of the underwriter, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common units or securities convertible into or exchangeable or exercisable for our common units. These restrictions will be in effect for a period ending on and including the date that is 60 days after the date of this prospectus supplement.

The underwriter may, at any time and in its sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, our common units may become available for resale into the market, subject to applicable law, which could reduce the market price of our common units.

Indemnification

We and the selling unitholders have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common units, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriter of common units in excess of the number of common units the underwriter is obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. The underwriter may close out any short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit any Representative to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common units. In addition, neither we nor any of the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter in this offering, or by its affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders.

Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus supplement or the accompanying base prospectus, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Listing

Our common units are listed on the NYSE under the symbol “CEQP,” and our preferred units are listed on the NYSE under the symbol “CEQP-P.”

Relationships/FINRA Conduct Rules

Because the Financial Industry Regulatory Authority (“FINRA”) views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus supplement forms a part will be made in compliance with FINRA Rule 2310.

The underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (the “Corporations Act”)) in relation to the common units has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common units for resale in Australia within 12 months of the common units being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Chile

The common units are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile).

This prospectus supplement and other offering materials relating to the offer of the common units do not constitute a public offer of, or an invitation to subscribe for or purchase, the common units in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Hong Kong

The common units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Japan

The common units have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The common units may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Notice to Prospective Investors in Taiwan

The common units have not and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or filing with or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized or will be authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the common units in Taiwan.

Notice to Prospective Investors in Korea

The common units have not been and will not be registered with the Financial Services Commission of Korea under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, the common units have not been and will not be offered, sold or delivered, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea (as defined in the Foreign Exchange Transactions Law of Korea and its Enforcement Decree) or to others for re-offering or resale, except as otherwise permitted by applicable Korean laws and regulations. In addition, within one year following the issuance of the common units, the common units may not be transferred to any resident of Korea other than a qualified institutional buyer (as such term is defined in the regulation on issuance, public disclosure, etc. of securities of Korea, a “Korean QIB”) registered with the Korea Financial Investment Association (the “KOFIA”) as a Korean QIB and subject to the requirement of monthly reports with the KOFIA of its holding of Korean QIB bonds as defined in the Regulation on Issuance, Public Disclosure, etc. of the common units of Korea, provided that (a) the common units are denominated, and the principal and interest payments thereunder are made, in a currency other than Korean won, (b) the amount of the securities acquired by such Korean QIBs in the primary market is limited to less than 20 percent of the aggregate issue amount of the common units, (c) the common units are listed on one of the major overseas securities markets designated by the Financial Supervisory Service of Korea, or certain procedures, such as registration or report with a foreign financial investment regulator, have been completed for offering of the securities in a major overseas securities market, (d) the one-year restriction on offering, delivering or selling of securities to a Korean resident other than a Korean QIB is expressly stated in the securities, the relevant underwriting agreement, subscription agreement, and the prospectus supplement and (e) we and the underwriters shall individually or collectively keep the evidence of fulfillment of conditions (a) through (d) above after having taken necessary actions therefor.

Notice to Prospective Investors in the United Arab Emirates

The common units have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) other than in compliance with the laws, regulations and rules of the United Arab Emirates, the Abu Dhabi Global Market and the Dubai International Financial Centre governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Abu Dhabi Global Market and the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Financial Services Regulatory Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common units under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common units under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in those the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein, and has no responsibility for the prospectus supplement. The common units which are the subject of the offering contemplated by this prospectus supplement may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common units offered should conduct their own due diligence on the common units. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Switzerland

This prospectus supplement is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus supplement is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (“CISA”). Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus supplement, nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus supplement may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no common units have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the common units which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of common units may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common units shall require the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any common units in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common units to be offered so as to enable an investor to decide to purchase or subscribe for any common units, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Prohibition of Sales to EEA Retail Investors

The common units are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2016/97/EU (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation 2017/1129/EU (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the common units or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the common units or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of the common units in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the common units. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

No common units have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the common units which has been approved by the Financial Conduct Authority, except that the common units may be offered to the public in the United Kingdom at any time

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA provided that no such offer of the common units shall require the Company or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the common units in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any common units to be offered so as to enable an investor to decide to purchase or subscribe for any common units and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the common units in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The common units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common units must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common units offered by this prospectus supplement will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriter by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Crestwood Equity Partners LP appearing in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2021 (including schedules appearing therein), and the effectiveness of Crestwood Equity Partners LP’s internal control over financial reporting as of December 31, 2021 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Oasis Midstream Partners LP included as exhibit 99.6 of Crestwood Equity Partners LP’s Current Report on Form 8-K/A dated September 2, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Sendero Midstream Partners, LP as of and for the year ended December 31, 2021, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Crestwood Permian Basin Holdings LLC appearing in Crestwood Equity Partners LP’s Current Report on Form 8-K/A dated September 2, 2022, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. Our filings with the SEC may be obtained from the SEC’s website at www.sec.gov, which contains reports and other information regarding companies that file electronically with the SEC.

Our common units and preferred units are listed and traded on the NYSE. Our reports and other information filed with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We also make available free of charge on our website at www.crestwoodlp.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website, other than the documents listed below, is not incorporated by reference into this prospectus supplement.

INCORPORATION BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed with the SEC pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) from the date of this prospectus supplement before the termination of this offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2022 and June 30, 2022;

•	our Current Reports on Form 8-K, including any amendments thereto, as applicable, filed January 18, 2022, February 3, 2022, May 16, 2022, May 26, 2022, July 8, 2022, July 15, 2022, August 16, 2022, September 2, 2022 and September 12, 2022;

•	our Proxy Statement on Schedule 14A filed on March 30, 2022; and

•	the description of our common units contained in our Registration Statement on Form 8-A (File No. 001-34664) filed with the SEC on March 17, 2010, including Exhibit 4.23 to our annual report on Form 10-K for the year ended December 31, 2021, and any subsequent amendments or reports filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or telephone number:

Crestwood Equity Partners LP

Attention: Investor Relations

811 Main Street, Suite 3400

Houston, Texas 77002

(832) 519-2200

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and accompanying base prospectus, including information included or incorporated by reference herein and therein, contains forward-looking statements concerning the financial condition, results of operations, plans, objectives, future performance and business of our company and subsidiaries. These forward-looking statements include:

•	statements that are not historical in nature, including, but not limited to: (i) our belief that anticipated cash from operations, cash distributions from entities that we control, and borrowing capacity under our credit facilities will be sufficient to meet our anticipated liquidity needs for the foreseeable future; (ii) our belief that we do not have material potential liability in connection with legal proceedings that would have a significant financial impact on our consolidated financial condition, results of operations or cash flows; and (iii) our belief that our assets will continue to benefit from the development of unconventional shale plays as significant supply basins; and

•	statements that are not historical in nature and statements preceded by, followed by or that contain forward-looking terminology, including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or the negation thereof, or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	our ability to successfully implement our business plan for our assets and operations;

•	governmental legislation and regulations;

•	industry factors that influence the supply of and demand for crude oil, natural gas and NGLs;

•	industry factors that influence the demand for services in the markets (particularly unconventional shale plays) in which we provide services;

•	weather conditions;

•	outbreak of illness, pandemic or any other public health crisis, including the COVID-19 pandemic;

•	the impact of geopolitical events, including armed conflict and political instability, on economic activity and supply and demand for crude oil, natural gas and NGLs;

•	the availability of crude oil, natural gas and NGLs, and the price of those commodities, to consumers relative to the price of alternative and competing fuels;

•	the availability of storage for hydrocarbons;

•	the ability of members of the Organization of Petroleum Exporting Countries and other oil-producing countries to agree and maintain oil price and production controls;

•	economic conditions;

•	costs or difficulties related to the integration of acquisitions and success of our joint ventures’ operations;

•	environmental claims;

•	operating hazards and other risks incidental to the provision of midstream services, including gathering, compressing, treating, processing, fractionating, transporting and storing energy products (i.e., crude oil, NGLs and natural gas) and related products (i.e., produced water);

•	interest rates;

•	the price and availability of debt and equity financing, including our ability to raise capital through alternatives like joint ventures;

•	the ability to sell or monetize assets, to reduce indebtedness, to repurchase our equity securities, to make strategic investments, or for other general partnership purposes; and

•	certain factors discussed elsewhere in this prospectus supplement and in the reports incorporated herein by reference.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, including those described under “Risk Factors” on page S-7 of this prospectus supplement and on page 6 of the accompanying base prospectus, and the documents that we have incorporated by reference, including our Quarterly Reports on Form 10-Q for the three months ended March 31, 2022 and June 30, 2022 and our Annual Report on Form 10-K for the year ended December 31, 2021. We will not update these statements unless the securities laws require us to do so.

PROSPECTUS

Crestwood Equity Partners LP

20,985,668 Common Units Representing Limited Partner Interests

This prospectus relates to 20,985,668 common units (the “common units”) representing limited partner interests in Crestwood Equity Partners LP (the “Partnership”) that the Partnership has issued to the selling unitholder named in this prospectus or in any supplement to this prospectus or any transferee, assignee or other successor-in-interest that has received common units from the selling unitholder (the “selling unitholder”). The common units held by the selling unitholder named in this prospectus were issued to the selling unitholder pursuant to the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 25, 2021 (the “Merger Agreement”), by and among the Partnership, Project Falcon Merger Sub LLC, a direct wholly owned subsidiary of the Partnership (“Merger Sub”), Project Phantom Merger Sub LLC, a direct wholly owned subsidiary of the Partnership (“GP Merger Sub”), Oasis Midstream Partners LP (“Oasis Midstream”), OMP GP LLC, the general partner of Oasis Midstream (“OMP GP”), and, solely for purposes of Section 2.1(a)(i) therein, Crestwood Equity GP LLC, the general partner of the Partnership (the “General Partner”), pursuant to which (i) Merger Sub merged with and into Oasis Midstream (the “LP Merger”), with Oasis Midstream surviving the LP Merger as a wholly owned subsidiary of the Partnership, and (ii) GP Merger Sub merged with and into OMP GP (the “GP Merger” and, together with the LP Merger, the “Mergers”), with OMP GP surviving the GP Merger as a wholly owned subsidiary of the Partnership.

We will not receive any proceeds from the sale of common units owned by the selling unitholder. For a more detailed discussion of the selling unitholder, please read “Selling Unitholder.”

The selling unitholder may offer and sell these securities at various times in amounts, at prices and on terms to be determined by market conditions and the other factors set forth under “Plan of Distribution” at the time of such offerings, including but not limited to the underlying price of our common units. This prospectus describes the general terms of these securities and the general manner in which the selling unitholder will offer the securities. The prospectus supplement will describe the specific manner in which the selling unitholder will offer the securities and also may add, update or change information contained in this prospectus. The selling unitholder will sell the Common Units through underwriters on a firm commitment basis. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement.

You should carefully read this prospectus and any prospectus supplement before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information on us and our financial statements.

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider each of the risk factors described under “Risk Factors” beginning on page 6 of this prospectus and in the applicable prospectus supplement before you make an investment in our securities.

Our common units trade on the New York Stock Exchange (the “NYSE”) under the symbol “CEQP.” The last reported sales price of our common units on the NYSE on February 11, 2022 was $28.20 per common unit.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2022.

i

This prospectus is part of a registration statement on Form S-3 we filed with the U.S. Securities and Exchange Commission, or the “SEC” or the “Commission.” In making your investment decision, you should rely only on the information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. Neither we nor the selling unitholder has authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

You should not assume that the information contained in this prospectus or in the documents incorporated by reference into this prospectus are accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated documents, as the case may be. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus and any prospectus supplement is not an offer to sell, nor a solicitation of an offer to buy, common units in any jurisdiction where the offer or sale is not permitted.

ii

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the selling unitholder may, from time to time, sell on a firm commitment, underwritten basis of up to 20,985,668 common units that we issued to the selling unitholder in connection with the LP Merger. Each time a selling unitholder sells securities, the selling unitholder may be required to provide you with this prospectus and, in certain cases, a supplement to this prospectus containing specific information about the selling unitholder and the terms of the securities being offered.

A prospectus supplement may include additional risk factors or other special considerations applicable to those securities and may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information.” You are urged to read this prospectus and any accompanying prospectus supplements relating to the securities offered to you, together with the additional information described under the heading “Where You Can Find More Information,” carefully before investing in our common units.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports and other information with the SEC. These filings with the SEC are available to the public on the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our common units are listed and traded on the NYSE. Our reports and other information filed with the SEC can also be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005. We also make available free of charge on our website at www.crestwoodlp.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website, other than the documents listed below, is not incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any documents subsequently filed with the SEC by the Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) (excluding any information furnished and not filed with the SEC pursuant to Item 2.02 or 7.01 on any Current Report on Form 8-K, or corresponding information furnished under Item 9.01 or included as an exhibit) until all offerings under this shelf registration statement are completed, including all such documents we may file with the SEC after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2020;

•	our quarterly report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021;

•

our current reports on Form 8-K filed on March 26, 2021, March  31, 2021, June  1, 2021, June  10, 2021, July  12, 2021, August  20, 2021, October  28, 2021, November  12, 2021, December  21, 2021, January  18, 2022, February 3, 2022;

•

the description of our common units contained in our registration statement on Form 8-A (File No. 001-34664) filed with the SEC on March  17, 2010, including Exhibit 4.17 to our annual report on Form 10-K for the fiscal year ended December 31, 2020, and any other amendments or reports filed for the purpose of updating such description;

•

the historical audited financial statements of Oasis Midstream as of December 31, 2020, the related audited consolidated statements of operations, changes in equity, and cash flows for each of the three years ended December 31, 2020, 2019 and 2018, and the notes related thereto (incorporated herein by reference to Part II, Item 8 of Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on  March 8, 2021);

•

the historical unaudited condensed consolidated balance sheets of Oasis Midstream (incorporated by reference to Part I, Item 1 in Oasis Midstream’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the SEC on  November 4, 2021); and

•

the unaudited pro forma condensed consolidated combined financial information, comprised of the pro forma balance sheet as of September 30, 2021, the related pro forma statements of operations for the year ended December 31, 2020, and the nine months ended September 30, 2021, and the related notes to the unaudited pro forma condensed consolidated combined financial information, giving effect to the Mergers as if they occurred on (i) September 30, 2021, in the case of the pro forma balance sheet and (ii) January 1, 2020, in the case of the pro forma statements of operations (incorporated herein by reference to our Current Report on Form 8-K filed with the SEC on February 3, 2022).

You may request a copy of any and all documents incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or telephone number:

Crestwood Equity Partners LP

Attention: Investor Relations

811 Main Street, Suite 3400

Houston, Texas 77002

(832) 519-2200

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information included or incorporated by reference in this prospectus, contains forward-looking statements concerning certain events and our financial condition, results of operations, plans, objectives, future performance and business of the Partnership and its subsidiaries. These forward-looking statements include statements that are not historical in nature, including, but not limited to those preceded by, followed by or that contain forward-looking terminology, including the words “believe,” “expect,” “may,” “will,” “should,” “could,” “anticipate,” “estimate,” “intend” or the negation thereof, or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	the expected benefits of the Mergers;

•	our ability to successfully implement our business plan for our assets and operations;

•	governmental legislation and regulations, and decisions of courts, regulators and/or other governmental bodies;

•	industry factors that influence the supply of and demand for crude oil, natural gas and natural gas liquids (“NGLs”);

•	the development of unconventional shale plays as significant supply basins;

•	potential liability in connection with legal claims or proceedings and losses resulting therefrom;

•	the sufficiency of cash from operations, cash distributions from controlled entities and borrowing capacity under any credit facility to meet anticipated liquidity needs for the foreseeable future;

•	the weather conditions;

•	outbreak of illness, pandemic or any other public health crisis, including the COVID-19 pandemic;

•	the availability of crude oil, natural gas and NGLs, and the price of those commodities, to consumers relative to the price of alternative and competing fuels;

•	the availability of storage for hydrocarbons;

•	the ability of members of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil-producing countries to agree and maintain oil price and production controls;

•	economic conditions;

•	costs or difficulties related to the integration of acquisitions, including the Mergers, and success of joint ventures operations;

•	environmental claims;

•

operating hazards and other risks incidental to the provision of midstream services, including gathering, compressing, treating, processing, fractionating, transporting and storing energy products (i.e., crude oil, NGLs and natural gas) and related products (i.e., produced water);

•	interest rates;

•	the price and availability of debt and equity financing, including the ability to raise capital through alternatives like joint ventures;

•	the ability to sell or monetize assets, to reduce indebtedness, to repurchase equity securities, to make strategic investments, or for other general partnership purposes; and

•	changes in the securities and capital markets.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

CRESTWOOD EQUITY PARTNERS LP

Crestwood Equity Partners LP is a master limited partnership (the “Partnership”) that manages, owns and operates crude oil, natural gas and NGL midstream assets and operations.

Our non-economic general partner interest is held by Crestwood Equity GP LLC (the “General Partner”), which we refer to as our “general partner” and which is indirectly owned by Crestwood Holdings LLC (“Crestwood Holdings”).

Our common units are listed on the NYSE under the symbol “CEQP.”

The Mergers

On February 1, 2022 (the “Closing Date”), the Partnership completed the transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into Oasis Midstream, with Oasis Midstream surviving the LP Merger as a subsidiary of the Partnership, and GP Merger Sub merged with and into the OMP GP, with the OMP GP surviving the GP Merger as a wholly owned subsidiary of the Partnership.

On the Closing Date: (i) 6,520,944 common units representing limited partner interests in Oasis Midstream (“Oasis Midstream Common Units”) that were issued and outstanding immediately prior to the effective time of the Mergers (the “Effective Time”) and owned by OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”) and subsidiary of Oasis Petroleum Inc. (“Oasis Petroleum”) (such Oasis Midstream Common Units, the “Sponsor Cash Units”), were converted into $150,000,000 in cash in the aggregate and each other Oasis Midstream Common Unit issued and outstanding immediately prior to the Effective Time owned by Oasis Petroleum or its subsidiaries (other than Oasis Midstream) (the “Sponsor Equity Units” and, together with the Sponsor Cash Units, the “Sponsor Units”) were converted into 0.7680 of our common units for a total of 20,985,668 common units; (ii) each Oasis Midstream Common Unit that was issued and outstanding immediately prior to the Effective Time (other than the Sponsor Units) was converted into 0.8700 common units; and (iii) all of the limited liability company interests of the OMP GP that were issued and outstanding as of immediately prior to the Effective Time were converted into $10,000,000 in cash in the aggregate. Upon completion of the Mergers, Oasis Petroleum owned approximately 21.6% of the issued and outstanding common units.

Following the consummation of the LP Merger, Oasis Midstream merged with and into Crestwood Midstream Partners LP, a Delaware limited partnership and wholly owned subsidiary of the Partnership (“CMLP”), with CMLP surviving the merger as the surviving partnership.

Executive Office

Our principal executive office is located at 811 Main Street, Suite 3400, Houston, Texas 77002. Our telephone number is (832) 519-2200.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our common units involves a high degree of risk. Additionally, limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should carefully consider the following risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those risk factors described under “Item 1A. Risk Factors” of our most recent annual report on Form 10-K and any subsequently filed document pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in evaluating an investment in our securities. Our business could also be affected by additional risks not currently known to us or that we currently deem to be immaterial. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common units could decline, and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Sales by the selling unitholder of our common units that are covered by this prospectus could adversely affect the trading price of our common units.

We are registering for resale an aggregate of 20,985,668 common units are held by the selling unitholder, which, as of February 14, 2022, represent approximately 21.6% of our currently outstanding common units. Subject to certain exceptions, we are obligated to keep this prospectus current so that the common units can be sold in the public market at any time. The resale of all or a substantial portion of the common units in the public market, or the perception that these sales might occur, could cause the market price of our common units to decrease and may make it more difficult for us to sell our equity securities in the future at a time and upon terms that we deem appropriate.

The failure to successfully combine the businesses of the Partnership and Oasis Midstream in the expected time frame may adversely affect the Partnership’s future results, which may adversely affect the value of the common units.

If the Partnership’s and Oasis Midstream’s businesses are not successfully integrated, the anticipated benefits of the Mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Mergers.

The Partnership and Oasis Midstream, including their respective subsidiaries, have operated independently until the completion of the Mergers. It is possible that the integration process could result in material challenges, including the diversion of management’s attention from ongoing business concerns, the loss of key employees, the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses, consolidating corporate and administrative infrastructure and eliminating duplicative operations, as well as the disruption of each company’s ongoing businesses or inconsistencies in their standards, controls, procedures and policies, all of which could add unforeseen expenses or delays in the completion of the Mergers. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with customers and employees after the Mergers or to achieve the anticipated benefits of the Mergers. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on the Partnership.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common units by the selling unitholder. The selling unitholder will receive all of the proceeds from the sale of the common units offered by this prospectus. For information about the selling unitholder, see “Selling Unitholder.”

DESCRIPTION OF THE COMMON UNITS

Our common units represent limited partner interests of the Partnership. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under the Sixth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Crestwood Partnership Agreement”).

Number of Common Units

As of February 11, 2022, the Partnership had 97,638,394 common units outstanding, 71,141,705 of which are held by the public and 26,496,689 of which are held by affiliates of the Partnership, including 20,985,668 held by the selling unitholder.

Where the Common Units Are Traded

Partnership’s outstanding common units are listed on the NYSE under the symbol “CEQP.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company (“AST”) serves as the registrar and transfer agent for the common units. The Partnership will pay all fees charged by the transfer agent for transfers of common units except for the following fees which must be paid by the common unitholders: surety bond premiums to replace lost or stolen certificates; taxes and other governmental charges; special charges for services requested by a holder of a common unit; and other similar fees or charges.

There is no charge to common unitholders for disbursements of the Partnership’s cash distributions.

Transfer of Common Units

Upon the transfer of a common unit in accordance with the Crestwood Partnership Agreement, the transferee of the common unit will be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in the Partnership’s books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by the Crestwood Partnership Agreement;

•	automatically becomes bound by the terms and conditions of, and is deemed to have executed, the Crestwood Partnership Agreement; and

•	gives the consents, waivers and approvals contained in the Crestwood Partnership Agreement.

In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in the Partnership for the transferred common units. A transferee will become a substituted limited partner of the Partnership for the transferred common units automatically upon the recording of the transfer on the Partnership’s books and records. The General Partner will cause any transfers to be recorded on the Partnership’s books and records no less frequently than quarterly.

Until a common unit has been transferred on the Partnership’s books, the Partnership and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

The Partnership may, at its discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

The common units are securities, and any transfers of common units are subject to the laws governing the transfer of securities.

Capital Contributions

The Partnership common unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

PROVISIONS OF THE CRESTWOOD PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of the Crestwood Partnership Agreement that relate to cash distributions.

General

The Crestwood Partnership Agreement requires that, within 45 days after the end of each quarter, the Partnership distribute all of its “Available Cash” to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash for any quarter consists of all cash and cash equivalents of the Partnership, the General Partner, CMLP and any subsidiary of any such entity, treated as a consolidated entity (the “Partnership Group”), on hand at the end of that quarter:

•	less, the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to:

•	provide for the proper conduct of the business of the Partnership Group subsequent to such quarter;

•

comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party, or by which it is bound or its assets are subject; or

•	provide funds for future distributions to limited partners for any one or more of the next four quarters;

•

plus, all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made subsequent to the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility or other similar arrangement and, in all cases, are used solely for working capital purposes;

provided, however, that disbursements made by any member of the Partnership Group or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such quarter if the General Partner so determines.

Notwithstanding the foregoing, Available Cash does not include any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH Acquisition Corp. (“IPCH”) and the membership interests of Crestwood Partners, LLC (“Crestwood Partners”) (“IPCH/Crestwood Partners Available Cash”).

General Partner Interest

The General Partner is not entitled to distributions on its non-economic general partner interest.

Preferred Units

Each preferred unit is entitled to a preferred cash distribution of $0.2111 per quarter, subject to certain adjustments (the “Distribution Amount”).

Such distributions are to be paid in cash at the Distribution Amount unless, subject to certain exceptions, (i) there is no distribution being paid on parity securities and junior securities (which include the common units) and (ii) the Partnership’s Available Cash, excluding any deductions to provide funds for distributions of Available Cash to common unitholders in respect of any one or more of the next four quarters, is insufficient to pay the distribution to preferred unitholders. If we fail to pay such distribution in full in cash for any quarter, then until such time as all accrued and unpaid distributions to preferred unitholders are paid in full in cash (i) the Distribution Amount will increase to $0.2567 per quarter, (ii) we will not be permitted to declare or make (a) any distributions in respect of any junior securities (including the common units) and (b) subject to certain exceptions, any distributions in respect of any parity securities, and (iii) certain preferred unitholders shall receive the board designation rights described below.

If the Partnership fails to pay in full any distribution to its preferred unitholders, the amount of such unpaid distribution will accrue and accumulate from the last day of the quarter for which such distribution is due until paid in full. Any accrued and unpaid distributions will increase at a rate of 2.8125% per quarter.

The Partnership will not declare or make any distributions in respect of any junior securities (which include the common units) or any parity securities, subject to certain limited exceptions, unless and until all accrued and unpaid distributions on the preferred units have been paid in full in cash.

During each of the years ended December 31, 2020, 2019 and 2018, the Partnership made cash distributions to its preferred unitholders of approximately $60.1 million. During the nine months ended September 30, 2021 and 2020, the Partnership made cash distributions to its preferred unitholders of approximately $45 million in both periods.

Distributions of Cash Upon Liquidation

If the Partnership dissolves in accordance with the Crestwood Partnership Agreement, the Partnership will sell or otherwise dispose of its assets in a process called liquidation. The Partnership will first apply the proceeds of liquidation to the payment of its creditors. The Partnership will distribute any remaining proceeds to its limited partners, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of the Partnership’s assets in liquidation.

DESCRIPTION OF PREFERRED UNITS

The preferred units represent a separate class of the Partnership’s limited partnership interests. As of February 11, 2022, there were 71,257,445 preferred units outstanding, which are convertible, as described below, into 7,125,745 common units, with fractional units rounded to the nearest whole unit.

We summarize distributions with respect to the preferred units elsewhere in this prospectus, please read “Provisions of The Crestwood Partnership Agreement Relating to Cash Distributions.”

Board Designation Right

Pursuant to that certain Board Representation and Standstill Agreement, dated as of September 30, 2015, by and among the General Partner, the Partnership and the purchasers named therein, if the Distribution Amount is not paid in full in cash for two consecutive calendar quarters, the Crestwood preferred unitholders shall have the right to designate a person to serve on the General Partner Board, and Crestwood and the General Partner shall take all actions necessary or advisable to effect such designation. Such designation right will terminate upon the payment by the Partnership of all accrued but unpaid distributions on the preferred units then outstanding.

Conversion

One or more preferred unitholders may elect, each in its own discretion, (i) to convert all or any portion of the preferred units held by such unitholders, in an aggregate amount equaling or exceeding (a) a number of preferred units having an aggregate value of $20.0 million, which value is calculated by multiplying the number of preferred units to be converted by $9.1273 or (b) if the value of the preferred units (calculated in accordance with clause (a) above) to be converted by the unitholder requesting conversion does not equal or exceed $20.0 million, then all of the preferred units held by such unitholder, into common units, at ratio of 1:00 to 1:00, subject to adjustment from time to time (the “Conversion Ratio”), subject to the payment of any accrued but unpaid distributions to the date of such conversion and (ii) in the event of our voluntary liquidation, dissolution or winding up, to convert all or any portion of the preferred units held by such preferred unitholders into common units, at the then applicable Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion.

At any time, subject to certain liquidity requirements set forth in the Crestwood Partnership Agreement, if the volume-weighted average trading price of the common units on the national securities exchange on which the common units are then listed (the “VWAP Price”) for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of election of its conversion right is greater than the quotient of (i) $13.69095 divided by (ii) the then applicable Conversion Ratio, the General Partner, in its sole discretion, may convert all or a portion of the outstanding preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion. Also, subject to certain liquidity requirements set forth in the Crestwood Partnership Agreement, if the VWAP Price of the common units for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by the Partnership of the exercise of its conversion right is greater than the quotient of (i) $9.1273 divided by (ii) the then applicable Conversion Ratio, the General Partner, in its sole discretion, may convert all, but not less than all, of the outstanding preferred units into a number of common units equal to the Adjusted Conversion Amount (as defined in the Crestwood Partnership Agreement).

Rights Upon a Change of Control

In the event of any transaction pursuant to which (i) the General Partner or any affiliate of the General Partner exercises its rights to purchase all of the outstanding common units pursuant to the Crestwood

Partnership Agreement or (ii) any Person or group of Persons acquires in one or more series of related transactions all of the outstanding common units, in each case where the consideration received by the holders of common units is comprised of at least 90% cash (each, a “Cash COC Event”), the preferred unitholders shall convert the outstanding preferred units into common units immediately prior to the closing of such Cash COC Event at a conversion ratio equal to the greater of (i) the then applicable Conversion Ratio and (ii) the quotient of (1) the product of (a) $9.1273 multiplied by (b) 101%, divided by (2) the VWAP Price of the common units for the 10 consecutive trading days ending immediately prior to the date of closing of the Cash COC Event, subject to a $10.00 per unit floor on common units received, subject to the payment of any accrued but unpaid distributions to the date of conversion.

Upon the occurrence of (a) the common units no longer being listed or admitted for trading on the NYSE or another national securities exchange, (b) any direct or indirect sale, lease, transfer, conveyance or other disposition, in one or more series of related transactions, of all or substantially all of the properties or assets of the Partnership to any Person or (c) any dissolution or liquidation of the Partnership (other than in connection with a bankruptcy proceeding or a statutory winding up) (any of items (a) through (c), or a COC Event, a “Change of Control”), then each preferred unitholder shall, at its sole discretion:

(i)	convert its preferred units into common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion;

(ii)

if (1) either (x) the Partnership is not the surviving entity or (y) the Partnership is the surviving entity but the Partnership common units are no longer listed on the NYSE or another national securities exchange and (2) the consideration per common unit exceeds $10.00, requires the Partnership to use its best efforts to deliver to such preferred unitholders a mirror security to the preferred units in the surviving entity, which security shall have substantially similar terms, including with respect to economics and structural protections, as the preferred units, provided, that if the Partnership is not able to deliver such a mirror security, such preferred unitholders shall be entitled to (A) take any action otherwise permitted by clause (i) above or clauses (iii) or (iv) below or (B) convert the preferred units held by such preferred unitholders into a number of common units based on a conversion ratio described in the Crestwood Partnership Agreement;

(iii)	if the Partnership is the surviving entity and the consideration per common unit exceeds $10.00, continue to hold its preferred units; or

(iv)

require the Partnership to redeem its preferred units at a price of $9.218573 per Crestwood preferred unit, plus accrued and unpaid distributions to the date of such redemption (which redemption may be paid, in the sole discretion of the General Partner, in cash or in common units, in accordance with the terms of the Crestwood Partnership Agreement).

Voting

The preferred units have voting rights that are identical to the voting rights of the common units and shall vote with the common units as a single class, with each preferred unit being entitled to one vote for each common unit into which such preferred unit is convertible at the then-applicable Conversion Ratio, except that the preferred units (subject to certain exclusions) shall be entitled to vote as a separate class on any matter on which all unitholders are entitled to vote that adversely affects the rights, powers, privileges or preferences of the preferred units in relation to the Partnership’s other securities or as required by law. Subject to certain exceptions, (i) if (a) the three largest preferred unitholders, together with all affiliates of such preferred unitholders that hold preferred units, collectively constitute at least two-thirds (2/3) of the outstanding preferred units and (b) GSO COF II Holdings Partners (Facility) LP and Magnetar Financial LLC, and each of their respective affiliates, collectively own at least 35% of the outstanding preferred units, then the approval of at least two-thirds (2/3) of the outstanding preferred units (subject to certain exclusions) shall be required to approve any matter for which the preferred unitholders are entitled to vote as a separate class, and otherwise, (ii) the approval of a majority of the outstanding preferred units (subject to certain exclusions) shall be required to approve any matter for which the preferred unitholders are entitled to vote as a separate class (each of (i) and (ii), a “Voting Threshold”).

A Change of Control in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold.

The preferred units have certain other limited voting rights that are described below in the section titled, “The Crestwood Partnership Agreement.”

Transfer Agent and Registrar

AST currently serves as transfer agent and registrar for the preferred units.

THE CRESTWOOD PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the Crestwood Partnership Agreement. We will provide prospective investors with a copy of the Crestwood Partnership Agreement upon request at no charge.

We summarize the following provisions of the Crestwood Partnership Agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of The Crestwood Partnership Agreement Relating to Cash Distributions”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”;

•	with regard to the preferred units, please read “Description of Preferred Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Crestwood Equity Partners, LP, a Delaware limited partnership, was organized on March 7, 2001 and will continue in existence until our dissolution in accordance with the Crestwood Partnership Agreement.

Purpose

Our purpose under the Crestwood Partnership Agreement is to engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other entity or arrangement to engage indirectly in, any business activity that the General Partner approves and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware LP Act, and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity generates “qualifying income” (as such term is defined pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended). The General Partner has no obligation or duty to us, our limited partners or assignees of partnership interests to propose or approve, and in its discretion may decline to propose or approve, the conduct by us of any business.

The General Partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Cash Distributions

The Crestwood Partnership Agreement specifies the manner in which we will make cash distributions to our unitholders. For a description of these cash distribution provisions, please read “Provisions of the Crestwood Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below. Matters that require the approval of a “unit majority” require the approval of a majority of the common units and preferred units voting on an as-if converted basis.

In voting its common units, the General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Issuance of additional units	No approval right, except that creation of any class of Senior Securities (as defined in the Crestwood Partnership Agreement) requires the approval of at least 2/3 of the preferred unitholders. Please read “—Issuance of Additional Interests; Preemptive Rights.”

Amendment of the Crestwood Partnership Agreement	Certain amendments may be made by the General Partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Certain amendments that impact the preferred units require approval of at least 2/3 of the preferred unitholders.

Merger of the Partnership or the sale of all or substantially all of its assets	Unit majority. A Change of Control (as defined below) in which consideration to be received by the common unitholders has a value of less than $10.00 per common unit requires approval of the preferred unitholders at the then-applicable Voting Threshold (as defined in the Crestwood Partnership Agreement), voting separately as a class with one vote per preferred unit.

Dissolution of the Partnership	Unit majority.

Continuation of the Partnership’s business upon dissolution	Unit majority.

Election of directors (beginning in 2022)	Plurality of the votes cast by holders of outstanding common units and preferred units at a meeting of the limited partners.

Election to be treated as a corporation for U.S. federal tax law purposes	Approval of the holders of at least 2/3 of the outstanding preferred units.

Withdrawal of the General Partner	No approval right.

Removal of the General Partner	Not less than 66 2/3% of the outstanding common units and preferred units, including common units held by the General Partner and its affiliates.

Transfer of the General Partner Interest	No approval right.

Subject to certain exceptions, if any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. Please read “—Change of Management Provisions.” This provision will not apply in connection with the Mergers.

Limited Liability

Assuming that a limited partner does not participate in the control of the Partnership’s business within the meaning of the Delaware Revised Uniform Limited Partnership Act, as amended (the “Delaware LP Act”) and that it otherwise acts in conformity with the provisions of the Crestwood Partnership Agreement, such limited partner’s liability under the Delaware LP Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to the Partnership for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the Partnership’s limited partners as a group:

•	to remove or replace the General Partner;

•	to approve certain amendments to the Crestwood Partnership Agreement; or

•	to take other action under the Crestwood Partnership Agreement;

constituted “participation in the control” of the Partnership’s business for the purposes of the Delaware LP Act, then the Partnership’s limited partners could be held personally liable for the Partnership’s obligations under the laws of Delaware, to the same extent as the General Partner. This liability would extend to persons who transact business with the Partnership under the reasonable belief that the limited partner is a general partner. Neither the Crestwood Partnership Agreement nor the Delaware LP Act specifically provides for legal recourse against the General Partner if a limited partner were to lose limited liability through any fault of the General Partner. While this does not mean that a limited partner could not seek legal recourse, the Partnership knows of no precedent for this type of a claim in Delaware case law.

Under the Delaware LP Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware LP Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware LP Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LP Act shall be liable to the limited partnership for the amount of the distribution for three years.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of the Partnership’s ownership interest of its subsidiaries or otherwise, it were determined that the Partnership were conducting business in any jurisdiction without compliance with the applicable limited liability company or limited partnership statute, or that the right or exercise of the right by the Partnership’s limited partners as a group to remove or replace the General Partner, to approve some amendments to the Crestwood Partnership Agreement, or to take other action under the Crestwood Partnership Agreement constituted “participation in the control” of the Partnership’s business for purposes of the statutes of any relevant jurisdiction, then the Partnership’s limited partners could be held personally liable for the Partnership’s obligations under the law of that jurisdiction to the same extent as the General Partner under the circumstances. The Partnership will operate in a manner that the General Partner considers reasonable and necessary or appropriate to preserve the limited liability of the Partnership’s limited partners.

Issuance of Additional Interests; Preemptive Rights

The Crestwood Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the common unitholders. However, the affirmative vote of at least 2/3 of the preferred unitholders is required prior to the creation of any class of securities that (a) rank senior to the preferred units with respect to distributions or (b) in the case of securities pari passu with the preferred units with respect to distributions, exceeds $300 million in aggregate face value and is convertible into more than 48,125,000 common units.

It is possible that the Partnership will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units issued by the Partnership will be entitled to share equally with the then-existing common unitholders in the Partnership’s distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in the Partnership’s net assets.

In accordance with Delaware law and the provisions of the Crestwood Partnership Agreement, the Partnership may also issue additional partnership interests that, as determined by the General Partner, may have special voting rights to which the common units are not entitled. In addition, the Crestwood Partnership Agreement does not prohibit the Partnership’s subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

The common unitholders will not have preemptive rights under the Crestwood Partnership Agreement to acquire additional common units or other partnership interests. The preferred unitholders, however, do have preemptive rights with respect to any parity securities.

Amendment of the Crestwood Partnership Agreement

General

Amendments to the Crestwood Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. To adopt a proposed amendment, other than certain amendments discussed below, the General Partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by a unit majority. In addition, any amendment that materially or otherwise adversely affect any of the existing rights, powers, privileges or preferences or duties and obligations of the preferred units requires the approval of holders of at least two-thirds (2/3) of the outstanding preferred units, voting as a separate class.

No Unitholder Approval

The General Partner may generally make amendments to the Crestwood Partnership Agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with the Crestwood Partnership Agreement;

•

a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•

a change that, in the discretion of the General Partner, (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware LP Act) or (B) facilitate the trading of the limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax consequences within such classes of limited partner interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the limited partners, (iii) is necessary or advisable in connection with action taken by the General Partner in effecting certain distributions, subdivisions or combinations of securities of the Partnership or (iv) is required to effect the intent of the provisions of Crestwood Partnership Agreement or is otherwise contemplated by the Crestwood Partnership Agreement;

•

a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

•

an amendment that is necessary, in the opinion of counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

•	an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership securities;

•	any amendment expressly permitted in the Crestwood Partnership Agreement to be made by the General Partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved by the limited partners of the Partnership;

•

a merger or conveyance (i) that does not result in the loss of the limited liability of any limited partner the Partnership or member of the Operating Company or cause the Partnership or CMLP to be treated as an association taxable as a corporation or otherwise to be taxed for federal income tax purposes (to the extent not previously treated as such), (ii) for which the sole purposes is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners of the Partnership and the General Partner with the same rights and obligations under the Crestwood Partnership Agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

Prohibited Amendments

No amendment may be made that would enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to the General Partner or any of its affiliates without the consent of the General Partner, which consent may be given or withheld in its sole discretion.

The provision of the Crestwood Partnership Agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units and preferred units, voting as a single class (excluding units owned by the General Partner and its affiliates).

Opinion of Counsel and Unitholder Approval

The General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the Partnership being treated as an entity for federal income tax purposes in connection with any of the amendments described above under “—No Unitholder Approval.” No other amendments to the Crestwood Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding common units and preferred units voting as a single class unless the Partnership first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the Partnership’s limited partners. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation of the Partnership requires the prior consent of the General Partner. However, The General Partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in the best interests of the Partnership or its unitholders, other than the implied contractual covenant of good faith and fair dealing.

In addition, the Crestwood Partnership Agreement generally prohibits the General Partner, without the prior approval of the holders of a unit majority, from selling, exchanging or otherwise disposing of all or substantially all of the Partnership’s assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of CMLP, without the approval of holders of a unit majority. Further, the affirmative vote of at least two-thirds (2/3) of the preferred units, voting separately as a class, is necessary on any matter (including a merger, consolidation or business combination) that would materially or otherwise adversely affect any of the existing rights, powers, privileges or preferences or duties and obligations of the preferred units. Please read “—Voting; Meetings.”

The General Partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the assets of the Partnership or CMLP and our subsidiaries’ assets without that approval, including with respect to a forced sale of any or all of the assets of the Partnership or the CMLP pursuant to the foreclosure of, or other recapitalization upon, any such encumbrance.

The General Partner is also permitted, in its discretion, without limited partner approval, to merge the Partnership or any member of the Partnership Group into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such merger other than those it receives from the Partnership or other member of the Partnership Group if (i) the General Partner has received an opinion of counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member in the Operating Company or cause the Partnership or CMLP to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and the General Partner with the same rights and obligations as contained in the Crestwood Partnership Agreement.

Termination and Dissolution

We will continue as a limited partnership until dissolved under the Crestwood Partnership Agreement. We will dissolve upon:

•

the withdrawal, removal, bankruptcy or dissolution of the General Partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by the Partnership;

•	an election to dissolve the Partnership by the General Partner that is approved by the holders of a unit majority;

•	the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware LP Act; or

•	the sale of all or substantially all of the assets and properties of the Partnership Group.

Upon (a) dissolution of our partnership following the withdrawal or removal of the General Partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) dissolution of our partnership upon the bankruptcy or dissolution of the General Partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute our partnership and continue its business on the same terms and conditions set forth in the Crestwood Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Crestwood Partnership Agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up its affairs.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of the General Partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of the Crestwood Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

The General Partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to the unitholders, and that withdrawal will not constitute a breach of the Crestwood Partnership Agreement. In addition, the Crestwood Partnership Agreement permits the General Partner in some instances to sell or otherwise transfer all of its general partner interest of the Partnership without the approval of the unitholders.

If the General Partner gives a notice of withdrawal, the holders of a unit majority may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the Partnership Group of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the unitholders or the Partnership does not receive a withdrawal opinion of counsel regarding limited liability and tax matters, the Partnership will be dissolved in accordance with the Crestwood Partnership Agreement.

The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding common units and preferred units (including common units held by the General Partner and its affiliates). The right of the holders of outstanding common units and preferred units to remove the General Partner may not be exercised unless the Partnership has received a withdrawal opinion of counsel regarding limited liability and tax matters. The ownership of more than 33 1/3% of outstanding units by the General Partner and its affiliates would give it the practical ability to prevent its removal.

The Partnership will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of the Partnership or the other members of the Partnership Group.

Transfer of General Partner Interest

The General Partner may not transfer all or any part of its general partner interest unless:

•	the transferee agrees to assume the rights and duties of the General Partner under the Crestwood Partnership Agreement;

•

the Partnership receives an opinion of counsel that such transfer would not result in the loss of limited liability of any member of the CMLP, or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

•

such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of any subsidiary of the Partnership.

At any time, the members of the General Partner may sell or transfer all or part of their membership interests of the General Partner to an affiliate or a third-party without the approval of the Partnership’s unitholders.

Change of Management Provisions

The Crestwood Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the General Partner as the general partner or from otherwise changing the Partnership’s management. If any person or group, other than the General Partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units, including with respect to voting on the appointment of members to the board of directors of the General Partner beginning in 2022.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the Partnership’s then-issued and outstanding limited partner interests of any class, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, but not the obligation, to purchase all, but not less than all, of the remaining limited partners interests of the class at a price not less than the then current market price.

As a result of the General Partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a common unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a common unitholder of the exercise of this call right are the same as a sale by that unitholder of its common units in the market. Please read “Material U.S. Federal Income Tax Consequences of Common Unit Ownership —Disposition of Common Units.” In the event that the General Partner or any affiliate of the General Partner exercises its right to purchase all of the outstanding common units, it will result in the occurrence of a Cash COC Event (as defined in the Crestwood Partnership Agreement).

Election of Directors of General Partner

Crestwood Directors shall be divided into three classes by a majority of the Directors then in office: Class I, Class II and Class III. The Crestwood Directors initially designated to Class I shall serve for an initial term that expires at the annual meeting of the limited partners held in 2022, the Crestwood Directors designated to Class II shall serve for an initial term that expires at the annual meeting of limited partners held in 2023, and the Crestwood Directors designated to Class III shall serve for an initial term that expires at the annual meeting of limited partners held in 2024. At each succeeding annual meeting of limited partners beginning with the annual meeting held in 2022, successors to the Crestwood Directors whose term expires at that annual meeting shall be elected for a three-year term.

Each Crestwood Director shall hold office for the term for which such Crestwood Director is elected and thereafter until such Crestwood Director’s successor shall have been duly elected and qualified, or until such Crestwood Director’s earlier death, resignation or removal. If the number of Crestwood Directors is changed, any increase or decrease shall be apportioned among the classes by a majority of the Crestwood Directors then in office so as to maintain the number of Crestwood Directors in each class as nearly equal as possible, and any additional Crestwood Director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of Crestwood Directors shorten the term of any incumbent Crestwood Director. A majority of the remaining Crestwood Directors may nominate and elect a person to fill any vacancy on the board (including, without limitation, any vacancy caused by an increase in the number of Crestwood Directors on the board). Any Crestwood Director elected to fill a vacancy not resulting from an increase in the number of Crestwood Directors shall have the same remaining term as that of his predecessor. Subject to certain limitations, a Crestwood Director may only be removed for “Cause” (as that term is defined in the Crestwood Partnership Agreement) and by one of the following means:

•

at a meeting of the limited partners upon the affirmative vote of the limited partners holding a unit majority; provided, however, a Crestwood Director may only be removed in such manner if, at the same meeting, limited partners holding a unit majority nominate a replacement Crestwood Director, and limited partners holding a unit majority also vote to elect a replacement Crestwood Director; or

•	upon a vote of the majority of the Crestwood Directors then in office (exclusive of the Crestwood Director subject to the potential removal action).

In connection with the closing of the Mergers, the Partnership entered into a Director Nomination Agreement with Oasis Petroleum (the “Director Nomination Agreement”). The Director Nomination Agreement grants Oasis Petroleum certain designation rights pursuant to which Oasis Petroleum may cause the board of directors of the General Partner to nominate to the slate of nominees recommended by the General Partner for election for each applicable special or annual election of the Partnership at which directors are to be elected the designees selected by Oasis Petroleum. For so long as Oasis Petroleum and its affiliates own at least 15% of the issued and outstanding common units, Oasis Petroleum may designate for nomination two directors. Oasis Petroleum may designate for nomination one director if Oasis Petroleum and its affiliates own at least 10% (but less than 15%) of the issued and outstanding common units. If Oasis Petroleum and its affiliates own less than 10% of the issued and outstanding common units, Oasis Petroleum will cease to have any rights to designate a director for nomination under the Director Nomination Agreement.

Meetings; Voting

For purposes of determining the limited partners entitled to notice of or to vote at a meeting of limited partners or to give approvals without a meeting, the General Partner may set a record date, which shall not be less than 10 nor more than 60 days before (i) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (ii) in the event that approvals are sought without a meeting, the date by which limited partners are requested in writing by the General Partner to give such approvals. Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited.

Beginning in 2022, an annual meeting of the limited partners holding outstanding common units and preferred units, such holders of preferred units voting on an as converted basis, for the election of directors (each, a “Crestwood Director” and collectively, the “Crestwood Directors”), and such other matters that the General Partner submits to a vote of the limited partners holding common units and preferred units, will be held on such date as determined by the General Partner.

If authorized by the General Partner, any action that may be taken at a meeting of the limited partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by limited partners owning not less than the minimum percentage of the outstanding limited partner interests (including limited partner interests deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any national securities exchange on which the limited partner interests are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Special meetings of limited partners may be called by the General Partner or by limited partners owning at least 20% of the outstanding partnership securities of the class or classes for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding partnership securities of the class or classes for which a meeting has been called (including limited partner interests deemed owned by the General Partner), represented in person or by proxy, will constitute a quorum.

Each record holder of a common unit or preferred unit has a vote according to its percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests; Preemptive Rights” and “Change of Management Provisions.”

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under the Crestwood Partnership Agreement will be delivered to the record holder by the Partnership or by the transfer agent.

Status as a Limited Partner

By transfer of common units in accordance with the Crestwood Partnership Agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in the Partnership’s books and records. Except as described above under “—Limited Liability,” the common units and preferred units will be fully paid, and common unitholders and preferred unitholders will not be required to make additional contributions.

Indemnification

Under the Crestwood Partnership Agreement, in most circumstances, the Partnership will indemnify the following persons (each a “Crestwood indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any the Partnership indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Crestwood indemnitee:

•	the General Partner;

•	any departing general partner;

•	any person who is or was an affiliate of the General Partner or any departing general partner;

•

any person who is or was a member, partner, officer, director, employee agent or trustee of any member of the Partnership Group, the General Partner or any departing partner or any affiliate of any member of the Partnership Group, the General Partner or any departing partner; or

•

any person who is or was serving at the request of the General Partner or any departing partner or any affiliate of the General Partner or any departing partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person;

provided, that a person will not be a Crestwood indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

Any indemnification under these provisions will only be out of the Partnership’s assets. Unless it otherwise agrees in its sole discretion, the General Partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. the Partnership may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Crestwood Partnership Agreement.

Under the Crestwood Partnership Agreement, a Crestwood indemnitee will only be indemnified and held harmless if it acted in good faith and in a manner that such Crestwood indemnitee reasonably believed to be in, or (in the case of a person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Crestwood indemnitee acted in a manner contrary to that specified above.

Reimbursement of Expenses

The General Partner does not receive any compensation for its services as our partnership’s general partner. The Crestwood Partnership Agreement requires us to reimburse the General Partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other necessary or appropriate expenses allocable to us or otherwise reasonably incurred by the General Partner in connection with operating our business. The Crestwood Partnership Agreement does not limit the amount of expenses for which the General Partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to the General Partner by its affiliates. Under the Crestwood Partnership Agreement, the General Partner is entitled to determine in any reasonable manner in its sole discretion the expenses that are allocable to us.

Books and Reports

The General Partner is required to keep appropriate books of the Partnership’s business at the Partnership’s principal office. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, the Partnership’s fiscal year is the calendar year.

The General Partner will cause to be furnished or mailed to each record holder of a common unit or preferred unit, within 120 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by the Partnership’s independent registered public accounting firm. Except for the Partnership’s fourth quarter, the General Partner will also cause to be furnished or mailed, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership within 90 days after the close of each quarter. The Partnership will be deemed to have made any such report available if it files such report with the SEC on its Electronic Data Gathering Analysis and Retrieval system or make the report available on a publicly available website which the Partnership maintains.

Right to Inspect Our Books and Records

The Crestwood Partnership Agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at such partner’s own expense, have furnished to it:

•	a current list of the name and last known address of each record holder;

•	copies of the Crestwood Partnership Agreement, our certificate of limited partnership and related amendments and any powers of attorney under which they have been executed;

•	information regarding the status of our business and our financial condition; and

•	any other information regarding our affairs as the General Partner determines is just and reasonable.

The General Partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the General Partner believes in good faith is not in our best interests, could damage us or our business or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Crestwood Partnership Agreement, subject to certain exceptions, The Partnership has agreed to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), and applicable state securities laws any common units or other limited partner interests of the Partnership proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner and its successors and permitted assigns as managing general partner of the Partnership. the Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

On September 30, 2015, the Partnership entered into a Registration Rights Agreement (the “2015 Registration Rights Agreement”) with the preferred unitholders and agreed to register the common units issuable upon conversion of the preferred units, including the common units issuable upon conversion of preferred units that may issue as payment in kind to the preferred unitholders. Also, pursuant to the 2015 Registration Rights Agreement, under certain limited circumstances, the preferred unitholders have the option, by providing written notice to the Partnership, to require the Partnership to prepare and file a registration statement under the Securities Act to permit the public resale of the preferred units. The Partnership filed a registration statement on Form S-3 registering the common units issuable upon conversion of the preferred units, including the common units issuable upon conversion of preferred units that the Partnership may issue as payment in kind to the preferred unitholders, on March 14, 2016, and such registration statement was declared effective on June 15, 2016. The Partnership filed a registration statement on Form 8-A registering the preferred units on June 28, 2019, and such preferred units were approved for listing on the NYSE on July 3, 2019. In certain circumstances, the selling unitholder will have piggyback registration rights as described in the 2015 Registration Rights Agreement.

On December 28, 2017, the Partnership entered into a Registration Rights Agreement (the “Jackalope Registration Rights Agreement”) with CN Jackalope Holdings, LLC pursuant to which the Partnership provided certain registration rights upon the occurrence of a Trigger Event (as defined in the Jackalope Registration Rights Agreement), as well as piggyback registration rights. As of September 30, 2021, the outstanding preferred units of Crestwood Niobrara LLC held by CN Jackalope Holdings, LLC would have been redeemable for approximately 3.9 million common units, subject to certain conditions precedent.

On March 30, 2021, the Partnership entered into a Registration Rights Agreement (the “2021 Registration Rights Agreement”) with certain institutional investors that purchased 6,000,000 common units in a private placement and agreed to register the common units. Also, pursuant to the 2021 Registration Rights Agreement, under certain limited circumstances, the selling unitholders named therein have the option, by providing written notice to the Partnership, to require the Partnership to prepare and file a registration statement under the Securities Act to permit the public resale of the Partnership common units. In certain circumstances, the selling unitholder will have piggyback registration rights as described in the 2021 Registration Rights Agreement.

On February 1, 2022 (the “Closing Date”), the Partnership entered into a Registration Rights Agreement (the “2022 Registration Rights Agreement”) with Oasis Petroleum and certain of its subsidiaries, pursuant to which, among other things, Oasis Petroleum and certain of its subsidiaries were granted customary rights, including, among other things, to require the Partnership to file and maintain the effectiveness of a registration statement with respect to the resale of common units owned by Oasis Petroleum and certain of its subsidiaries (including by having their common registered for resale in certain other registration statements filed by the Partnership or in certain underwritten offerings proposed by the Partnership) and, under certain circumstances, to require the Partnership to initiate up to three underwritten offerings for such common units, subject to a minimum threshold. The Partnership has filed this Registration Statement on Form S-3 to satisfy its obligations under the 2022 Registration Rights Agreement.

Also pursuant to the 2022 Registration Rights Agreement, Oasis Petroleum and certain of its subsidiaries agreed not to directly or indirectly sell or otherwise dispose of their common units received in the LP Merger for a period ending 90 days following the Closing Date, subject to certain exceptions, including a pro rata dividend of such common units to Oasis Petroleum’s stockholders. Additionally, for a period of two years following the Closing Date, the Partnership will have a right of first offer in connection with certain sales by Oasis Petroleum and its subsidiaries of its common units.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material U.S. federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below, possibly on a retroactive basis. Unless the context otherwise requires, references in this section to “we” “us” or “the Partnership” are references to the Partnership and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that may affect us or our unitholders, such as the application of the alternative minimum tax. This section also does not address local taxes, state taxes, non-U.S. taxes, or other taxes that may be applicable, except to the limited extent that such tax considerations are addressed below under “—State, Local and Other Tax Considerations.” Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who use the calendar year as their taxable year, who do not materially participate in the conduct of our business activities and who hold such common units as capital assets (typically, property that is held for investment). This section has limited applicability to corporations (including other entities treated as corporations for federal income tax purposes), partnerships (including other entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds.

Accordingly, we encourage each prospective unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences that are particular to such unitholder resulting from ownership or disposition of our common units and potential changes in applicable tax laws.

We are relying on the opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues:

•

the treatment of a unitholder whose common units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of common units) (please read “—Tax Consequences of Common Unit Ownership—Treatment of Securities Loans”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•

whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Uniformity of Common Units”).

Taxation of the Partnership

Partnership Status

We are treated as a partnership for U.S. federal income tax purposes and, therefore, subject to the discussion below under “—Administrative Matters—Information Returns and Audit Procedures,” generally will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its common units. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Distributions” and “—Disposition of Common Units.”

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes, (i) interest, (ii) dividends, (iii) real property rents within the meaning of Section 856(d) of the Code, as modified by Section 7704(d)(3) of the Code, (iv) gains from the sale or other disposition of real property, (v) income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof) or the marketing of any “mineral or natural resource,” and (vi) gains from the sale or other disposition of capital assets (or property described in Section 1231(b) of the Code) held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.

No ruling has been or will be sought from the IRS with respect to our classification as a partnership for federal income tax purposes or as to the classification of our partnership and limited liability company operating subsidiaries. Instead we have relied on the opinion of Vinson & Elkins L.L.P. that, based upon the Code, existing Treasury Regulations, published revenue rulings and court decisions and representations described below, the Partnership and each of our partnership and limited liability company operating subsidiaries (other than Crestwood Gas Services GP LLC) will be classified as a partnership or disregarded as an entity separate from us for federal income tax purposes.

Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes and each of our partnership and limited liability company operating subsidiaries (other than Crestwood Gas Services GP LLC), will be treated as a partnership or will be disregarded as an entity separate from us. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the General Partner including, without limitation:

•

Neither we nor any of our partnership or limited liability company operating subsidiaries (other than Crestwood Gas Services GP LLC) have elected or will elect to be treated as a corporation for federal income tax purposes;

•

For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, natural gas or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to all of our liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as the aggregate amount of our liabilities does not exceed the adjusted tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. From time to time, members of the U.S. Congress have proposed and considered substantive changes to the existing federal income tax laws that would affect publicly traded partnerships. Recent proposals have provided for the expansion of the Qualifying Income Exception in certain circumstances and other proposals have provided for the total elimination of the Qualifying Income Exception upon which we rely for our treatment as a partnership for federal income tax purposes.

In addition, on January 24, 2017, final regulations regarding which activities give rise to qualifying income (the “Final Regulations”) within the meaning of Section 7704 of the Code were published in the Federal Register. The Final Regulations are effective as of January 19, 2017, and apply to taxable years beginning on or after January 19, 2017. We do not believe the Final Regulations affect our ability to qualify as a publicly traded partnership.

It is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our common units. If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders.

At the state level, several states have been evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise, or other forms of taxation. Imposition of a similar tax on us in the jurisdictions in which we operate or in other jurisdictions to which we may expand could substantially reduce our cash available for distribution to our unitholders.

Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time when we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s adjusted tax basis in its common units (determined separately for each common unit), and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Limited Partner Status

Unitholders of the Partnership who are admitted as limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. In addition, assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of the Partnership for federal income tax purposes.

As there is no direct or indirect controlling authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” and “—Administrative Matters—Information Returns and Audit Procedures,” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Common Units

A unitholder’s tax basis in its common units initially will be the amount paid or treated as paid for those common units increased by the unitholder’s initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, any decreases in its share of our liabilities, and the amount of any excess business interest allocated to the unitholder. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions are of cash or marketable securities that are treated as cash and exceed the unitholder’s tax basis in its common units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Common Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units may decrease such unitholder’s share of our nonrecourse liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon such unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess nonrecourse liabilities allocated based on the unitholder’s share of our profits. Please read “—Disposition of Common Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our nonrecourse liabilities described above) may cause a unitholder to recognize ordinary income if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will generally result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s adjusted tax basis in its common units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder will be at risk to the extent of its adjusted tax basis in its common units, reduced by (a) any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, (b) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement, and (c) any amount of money the unitholder borrows to acquire or hold its common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s adjusted tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of our common units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used, and will not be available to offset a unitholder’s salary or active business income.

In addition to the basis and at risk limitations, passive activity loss limitations limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of the passive income we generate may be deducted in full when a unitholder disposes of all of its common units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

For taxpayers other than corporations in taxable years beginning after December 31, 2020, and before January 1, 2026, an “excess business loss” limitation further limits the deductibility of losses by such taxpayers. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is equal to $250,000 or $500,000 (increased by the applicable inflation adjustment) for taxpayers filing a joint return. Disallowed excess business losses are treated as a net operating loss carryover to the following tax year. Any losses we generate that are allocated to a unitholder and not otherwise limited by the basis, at risk, or passive loss limitations will be included in the determination of such unitholder’s aggregate trade or business deductions. Consequently, any losses we generate that are not otherwise limited will only be available to offset a unitholder’s other trade or business income plus an amount of non-trade or business income equal to the applicable threshold amount. Thus, except to the extent of the threshold amount, our losses that are not otherwise limited may not offset a unitholder’s non-trade or business income (such as salaries, fees, interest, dividends and capital gains). This excess business loss limitation will be applied after the passive activity loss limitation.

Limitations on Interest Deductions

In general, we are entitled to a deduction for interest paid or accrued on indebtedness properly allocable to our trade or business during our taxable year. However, our deduction for this “business interest” is limited to the sum of our business interest income and 30% of our “adjusted taxable income.” For purposes of this limitation, our adjusted taxable income is computed without regard to any business interest or business interest income, and in the case of taxable years beginning before January 1, 2022, any deduction allowable for depreciation, amortization, or depletion. This limitation is first applied at the partnership level and any deduction for business interest is taken into account in determining our non-separately stated taxable income or loss. Then, in applying this business interest limitation at the partner level, the adjusted taxable income of each of our unitholders is determined without regard to such unitholder’s distributive share of any of our items of income, gain, deduction, or loss and is increased by such unitholder’s distributive share of our excess taxable income, which is generally equal to the excess of 30% of our adjusted taxable income over the amount of our deduction for business interest for a taxable year. This interest expense limitation does not apply to interest deductions for, among other things, regulated natural gas pipelines; however, we do not expect a material amount of trade or business interest deductions to be eligible for this exemption.

To the extent our deduction for business interest is not limited, we will allocate the full amount of our deduction for business interest among our unitholders in accordance with their percentage interests in us. To the extent our deduction for business interest is limited, the amount of any disallowed deduction for business interest will also be allocated to each unitholder in accordance with their percentage interest in us, but such amount of “excess business interest” will not be currently deductible. Subject to certain limitations and adjustments to a unitholder’s basis in its common units, this excess business interest may be carried forward and deducted by a unitholder in a future taxable year. Further, a unitholder’s basis in his or her common units will generally be increased by the amount of any excess business interest upon a disposition of such common units.

In addition to this limitation on the deductibility of a partnership’s business interest, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income.

Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, the Crestwood Partnership Agreement authorizes us to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, the Crestwood Partnership Agreement authorizes us to treat the payment as a distribution to all current unitholders. We are authorized to amend the Crestwood Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the Crestwood Partnership Agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Please read “—Administrative Matters—Information Returns and Audit Procedures.” Each unitholder is urged to consult its tax advisor to determine the consequences to them of any tax payment we make on its behalf.

Allocation of Income, Gain, Loss and Deduction

After giving effect to special allocation provisions with respect to our other classes of units, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the adjusted tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our common units (a “Book-Tax Disparity”). As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible (subject to the limitations described above) to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a unitholder’s share of an item will be determined on the basis of the unitholder’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) the unitholder’s relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under the Crestwood Partnership Agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose common units are the subject of a securities loan (for example, a loan to a “short seller” to cover a short sale of common units) may be treated as having disposed of those common units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss as a result of such deemed disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those common units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the lending unitholder as to those common units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its common units. A unitholder desiring to assure its status as a partner and avoid the risk of income recognition from a loan of its common units is urged to modify any applicable brokerage account agreements to prohibit its brokers from borrowing and lending its common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 37% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of common units (without taking into account the 20% deduction discussed below). In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (if the unitholder is unmarried or in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

For taxable years beginning after December 31, 2017 and ending on or before December 31, 2025, subject to certain limitations, an individual unitholder is entitled to a deduction equal to 20% of his or her allocable share of our “qualified business income.” For purposes of this deduction, our “qualified business income” is equal to the sum of:

•

the net amount of our U.S. items of income, gain, deduction, and loss to the extent such items are included or allowed in the determination of taxable income for the year, excluding, however, certain specified types of passive investment income (such as capital gains and dividends) and certain payments made to the unitholder for services rendered to the Partnership; and

•

any gain recognized upon a disposition of our common units to the extent such gain is attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” and is thus treated as ordinary income under Section 751 of the Code.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax basis in each of our assets as to specific purchasers of our common units under Section 743(b) of the Code to reflect the common unit purchase price upon subsequent purchases of common units. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to a unitholder who purchases common units from another unitholder based upon the values and adjusted tax basis of each of our assets at the time of the relevant unit purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us. For purposes of this discussion, a unitholder’s basis in our assets will be considered to have two components: (i) its share of the tax basis in our assets as to all unitholders and (ii) its Section 743(b) adjustment to that tax basis (which may be positive or negative).

Under the Crestwood Partnership Agreement, we are authorized to take a position to preserve the uniformity of common units even if that position is not consistent with applicable Treasury Regulations. A literal application of Treasury Regulations governing a Section 743(b) adjustment attributable to properties depreciable under

Section 167 of the Code may give rise to differences in the taxation of unitholders purchasing common units from us and unitholders purchasing from other unitholders. If we have any such properties, we intend to adopt methods employed by other publicly traded partnerships to preserve the uniformity of common units, even if inconsistent with existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach. Please read “—Uniformity of Common Units.”

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment to preserve the uniformity of common units due to the lack of controlling authority. Because a unitholder’s adjusted tax basis for its common units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s tax basis in its common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “—Disposition of Common Units —Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and are made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in its tax return its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its common units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of each of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our common units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses. Please read “Disposition of Common Units – Recognition of Gain or Loss.”

We are allowed a first-year bonus depreciation deduction equal to 100% of the adjusted basis of certain depreciable property acquired and placed in service after September 27, 2017 and before January 1, 2023. For property placed in service during subsequent years, the deduction is phased down by 20% per year until December 31, 2026. This depreciation deduction applies to both new and used property. However, use of the deduction with respect to used property is subject to certain anti-abuse restrictions, including the requirement that the property be acquired from an unrelated party. We can elect to forgo the depreciation bonus and use the alternative depreciation system for any class of property for a taxable year. In addition, an immaterial amount of our property is not expected to be eligible for this bonus depreciation as a result of an exclusions that applies to property placed in service with respect to, among other things, regulated natural gas pipelines.

Valuation and Tax Basis of Each of Our Properties

The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values and the tax basis of each of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or tax basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by a unitholder could change, and such unitholder could be required to adjust its tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale or exchange of a common unit equal to the difference, if any, between the unitholder’s amount realized and the adjusted tax basis in the common unit sold (taking into account any basis adjustments attributable to previously disallowed interest deductions). A unitholder’s amount realized generally will equal the sum of the cash and the fair market value of other property it receives plus its share of our nonrecourse liabilities with respect to the common unit sold or exchanged. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale or exchange of a common unit could result in a tax liability in excess of any cash received from such sale or exchange.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a common unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture and our “inventory items,” regardless of whether such inventory item has substantially appreciated in value. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale or exchange of a common unit and may be recognized even if there is a net taxable loss realized on the sale or exchange of a common unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale or exchange of a common unit. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale or exchange of a common unit, the unitholder’s adjusted tax basis will be adjusted by its allocable share of our income or loss in respect of its common unit for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis common units to sell or exchange as would be the case with corporate stock, but, according to the Treasury Regulations, such unitholder may designate specific common units sold for purposes of determining the holding period of the common units transferred. A unitholder electing to use the actual holding period of any common unit transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale or exchange of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Securities Loans.”

Allocations Between Transferors and Transferees

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). Nevertheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service, and gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, existing Treasury Regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If the IRS determines that this method is not allowed under the Treasury Regulations our taxable income or losses could be reallocated among our unitholders. Under the Crestwood Partnership Agreement, we are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under the Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition (and any other month during the quarter to which such cash distribution relates and the holder held common units on the first day of such month) but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or exchanges any of its common units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of the transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. As a result of the need to preserve uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of our common units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

The Crestwood Partnership Agreement permits the General Partner to take positions in filing our tax returns that preserve the uniformity of our common units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s adjusted tax basis in common units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “—Disposition of Common Units—Recognition of Gain or Loss” and “—Tax Consequences of Common Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of our common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of our common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of our common units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantial adverse tax consequences to them. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder. Each prospective unitholder that is a tax-exempt entity or a Non-U.S. Unitholder should consult its tax advisors before investing in our common units.

Non-U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty. Each Non-U.S. Unitholder will be considered to be engaged in business in the United States because of its ownership of our common units. Furthermore, Non-U.S. Unitholders will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of an applicable tax treaty. Consequently, each Non-U.S. Unitholder will be required to file federal tax returns to report its share of our income, gain, loss or deduction and pay federal income tax on its share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or W-8BEN-E (or other applicable or successor form) in order to obtain credit for these withholding taxes.

In addition, if a Non-U.S. Unitholder is classified as a non-U.S. corporation, it will be treated as engaged in a United States trade or business and may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a common unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Gain realized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business to the extent that gain that would be recognized upon a sale by the partnership of all of its assets would be “effectively connected” with a U.S. trade or business. Thus, all of a Non-U.S. Unitholder’s gain from the sale or other disposition of our common units would be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us and would be subject to U.S. federal income tax. As a result of the effectively connected income rules described above, the exclusion from U.S. taxation under the Foreign Investment in Real Property Tax Act for gain from the sale of partnership common units regularly traded on an established securities market will not prevent a Non-U.S. Unitholder from being subject to U.S. federal income tax on gain from the sale or disposition of its common units to the extent such gain is effectively connected with a U.S. trade or business. We expect substantially all of the gain from the sale or disposition of our common units to be treated as effectively connected with a U.S. trade or business.

Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business is generally required to withhold 10% of the amount realized by the transferor unless the transferor certifies that it is not a foreign person. While the determination of a partner’s “amount realized” generally includes any decrease of a partner’s share of the partnership’s liabilities, the Treasury Regulations provide that the “amount realized” on a transfer of an interest in a publicly traded partnership, such as our common units, will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and thus will be determined without regard to any decrease in that partner’s share of a publicly traded partnership’s liabilities. The Treasury Regulations and other guidance from the IRS provide that withholding on a transfer of an interest in a publicly traded partnership will not be imposed on a transfer that occurs prior to January 1, 2023. Thereafter, the obligation to withhold on a transfer of interests in a publicly traded partnership that is effected through a broker is imposed on the transferor’s broker. Current and prospective non-U.S. unitholders should consult their tax advisors regarding the impact of these rules on an investment in our common units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of our common units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings for each of the partners. Pursuant to the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes audit adjustments to our income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from us, unless we elect to have our unitholders and former unitholders take any audit adjustment into account in accordance with their interests in us during the taxable year under audit. Similarly, for such taxable years, if the IRS makes audit adjustments to income tax returns filed by an entity in which we are a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity.

Generally, we expect to elect to have unitholders and former unitholders take any such audit adjustment into account in accordance with their interests in us during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable or if it is not economical to have our unitholders and former unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit, then our current unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such unitholders did not own our common units during the taxable year under audit. If, as a result of any such audit adjustment, we are required to make payments of taxes, penalties or interest, we may require our unitholders and former unitholders to reimburse us for such taxes (including any applicable penalties or interest) or, if we bear such payment directly, our cash available for distribution to our unitholders might be substantially reduced. These rules are not applicable for taxable years beginning on or prior to December 31, 2017. Congress has proposed changes to the Bipartisan Budget Act, and we anticipate that amendments may be made. Accordingly, the manner in which these rules may apply to us in the future is uncertain.

Additionally, pursuant to the Bipartisan Budget Act of 2015, the Code will no longer require that we designate a Tax Matters Partner (as defined in Section 6231 of the Code prior to its amendment by the Bipartisan Budget Act of 2015). Instead, for taxable years beginning after December 31, 2017, we will be required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership Representative will have the sole authority to act on our behalf for purposes of, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS. If we do not make such a designation, the IRS can select any person as the Partnership Representative. We currently anticipate that we will designate the General Partner as the Partnership Representative. Further, any actions taken by us or by the Partnership Representative on our behalf with respect to, among other things, federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on us and all of our unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specially defined in the Code) and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on withholdable payments, including interest, dividends and other fixed or determinable annual or periodic gains, profits and income from sources within the United States (“FDAP Income”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specially defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. While withholdable payments would have originally included payments of gross proceeds from the sale or other disposition of any property of a type which could produce interest or dividends from sources within the United States (“Gross Proceeds”) on or after January 1, 2019, proposed Treasury Regulations provide that such payments of Gross Proceeds do not constitute withholdable payments. Taxpayers may rely generally on these proposed Treasury Regulations until they are revoked or final Treasury Regulations are issued.

If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

To the extent we have FDAP Income that is not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), a unitholder that is a foreign financial institution or certain other non-U.S. entity, or a person that holds its common units through such foreign entities, may be subject to withholding on distributions they receive from us, or its distributive share of our income, pursuant to the rules described above. Each prospective unitholder should consult its own tax advisors regarding the potential application of these withholding provisions to its investment in our common units.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	a statement regarding whether the beneficial owner is:

•	non-U.S. person;

•	non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Each broker and financial institution is required to furnish additional information, including whether such broker or financial institution is a U.S. person and specific information on any common units such broker or financial institution acquires, holds or transfers for its own account. A penalty per failure, with a significant maximum penalty per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of our common units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We conduct business or own property in many states in the United States. Some of these states may impose an income tax on individuals, corporations and other entities. As we make acquisitions or expand our business, we may own property or conduct business in additional states that impose a personal income tax. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of such taxes on its investment in us.

A unitholder may be required to file income tax returns and pay income taxes in some or all of the jurisdictions in which we do business or own property, though such unitholder may not be required to file a return and pay taxes in certain jurisdictions because its income from such jurisdictions falls below the jurisdiction’s filing and payment requirement. Further, a unitholder may be subject to penalties for a failure to comply with any filing or payment requirement applicable to such unitholder. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return.

IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO INVESTIGATE THE LEGAL AND TAX CONSEQUENCES, UNDER THE LAWS OF PERTINENT JURISDICTIONS, OF HIS INVESTMENT IN US. WE STRONGLY RECOMMEND THAT EACH PROSPECTIVE UNITHOLDER CONSULT, AND DEPEND UPON, ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THOSE MATTERS. FURTHER, IT IS THE RESPONSIBILITY OF EACH UNITHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL TAX RETURNS THAT MAY BE REQUIRED OF IT. VINSON & ELKINS L.L.P. HAS NOT RENDERED AN OPINION ON THE STATE, LOCAL, ALTERNATIVE MINIMUM TAX OR NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN US.

PLAN OF DISTRIBUTION

We are registering the securities described in this prospectus to permit the resale of these securities by the selling unitholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling unitholder of the securities. The selling unitholder will sell the common units being offered hereby through underwriters on a firm commitment basis.

The underwriters will acquire the securities for their own account, and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered and sold to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. In connection with those sales, underwriters may be deemed to have received compensation from the selling unitholder in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common units for which they may act as agents. Underwriters may resell common units to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for which they may act as agents. The prospectus supplement related to any such offering will include any required information about underwriting compensation to be paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with such offering. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any of the securities are purchased.

We have agreed to indemnify in certain circumstances the selling unitholder of the common units covered by the registration statement, against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act. The selling unitholder has agreed to indemnify us in certain circumstances against certain liabilities to which we may become subject in connection with the sale of such securities, including liabilities arising under the Securities Act. We and the selling unitholder may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

Pursuant to the 2022 Registration Rights Agreement, we have agreed to pay the expenses of the registration of the common units offered and sold by the selling unitholder under the registration statement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and accountants. The selling unitholder will pay any underwriting discounts and commissions applicable to the common units sold by such selling unitholder. The Partnership will not be responsible for legal fees incurred by the selling unitholder in connection with the rights exercised by the selling unitholder under the 2022 Registration Rights Agreement.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the websites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority (“FINRA”) views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with FINRA Rule 2310.

SELLING UNITHOLDER

This prospectus relates to 20,985,668 common units that we issued in connection with consummation of the LP Merger to the selling unitholder identified below, or their transferees, assignees or other successors-in-interest that may be named in any supplement to this prospectus.

The following table sets forth information about the maximum number of common units that may be offered from time to time by the selling unitholder under this prospectus. The selling unitholder identified below may currently hold or acquire at any time common units in addition to those registered hereby. In addition, the selling unitholder identified below may sell, transfer, assign or otherwise dispose of some or all of its common units in private placement transactions exempt from or not subject to the registration requirements of the Securities Act. Accordingly, we cannot give an estimate as to the amount of common units that will be held by the selling unitholder upon termination of this offering. Information concerning the selling unitholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.

Pursuant to the terms of the 2022 Registration Rights Agreement, Oasis Petroleum and certain of its subsidiaries agreed not to directly or indirectly sell or otherwise dispose of their common units received in the LP Merger for a period ending 90 days following the Closing Date, subject to certain exceptions, including a pro rata dividend of such common units to Oasis Petroleum’s stockholders. Additionally, for a period of two years following the Closing Date, the Partnership will have a right of first offer in connection with certain sales by Oasis Petroleum and its subsidiaries of its common units.

Oasis Petroleum is a holder of approximately 21.6% of our outstanding common units. In addition, Oasis Petroleum has two representatives on the board of directors of the General Partner that it designated pursuant to the terms of the Director Nomination Agreement, both of whom were deemed independent directors by the board of directors of the General Partner. Oasis Petroleum and its affiliates are parties to certain commercial agreements with the Partnership and its subsidiaries as successor to Oasis Midstream pursuant to the LP Merger. Accordingly, Oasis Petroleum may be deemed our “affiliate,” as that term is defined in Exchange Act Rule 12b-2.

We have prepared the table and the related notes based on information supplied to us by the selling unitholder on or prior to February 11, 2022. We have not sought to verify such information. Other information about the selling unitholder may change over time.

Selling Unitholder	Common Units Beneficially Owned(1)	Maximum Number of Common Units to be Sold Pursuant to this Prospectus	Percentage of Common Units Beneficially Owned Following the Offering(2)(3)(4)
Oasis Petroleum Inc.	20,985,668	20,985,668	—

(1)

Consists of 11,769,668 common units held directly by OMS Holdings and 9,216,000 common units directly held by Oasis Investment Holdings LLC (“OIH”), OMS Holdings is the managing member of and owns an 87.3% membership interest in OIH. Oasis Petroleum North America LLC (“OPNA”) owns the remaining 12.7% membership interest in OIH. Oasis Petroleum LLC (“Oasis LLC”) directly owns 100% of the outstanding membership interests in each of OMS Holdings and OPNA, and Oasis Petroleum directly owns 100% of the outstanding membership interests in Oasis LLC. Accordingly, Oasis Petroleum may be deemed to be indirect beneficial owners of the securities held by OIH and OMS Holdings.

(2)	Based on 97,638,394 common units outstanding as of February 11, 2022.
(3)	Assumes that the selling unitholder will sell all of the common units offered pursuant to this prospectus. We cannot assure you that the selling unitholder will sell all or any of the common units.
(4)

Pursuant to Rule 416 of the Securities Act, this registration statement also shall cover any additional common units that become issuable, in connection with the common units registered for resale hereby, as a result of any unit distribution, split, combination or similar transaction or conversion on a greater than ten to one basis.

LEGAL MATTERS

The validity of the securities offered in this prospectus will be passed upon for the selling unitholder by Baker Botts L.L.P., Houston, Texas. Vinson & Elkins L.L.P. will render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The consolidated financial statements of Crestwood Equity Partners LP appearing in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2020 (including schedules appearing therein), and the effectiveness of Crestwood Equity Partners LP’s internal control over financial reporting as of December 31, 2020 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Stagecoach Gas Services LLC appearing in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2020, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Oasis Midstream Partners LP incorporated in this prospectus by reference to the Annual Report of Oasis Midstream Partners LP on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Oasis Midstream Partners LP’s significant transactions with related parties as described in Note 5 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Crestwood Equity Partners LP

11,400,000 Common Units

Representing Limited Partner Interests

Preliminary Prospectus Supplement

Citigroup

September    , 2022